EXHIBIT 99.13

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FIRST QUARTERLY REPORT | SEPTEMBER 2021

BRITISH COLUMBIA

Building today for a better tomorrow.

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First Quarterly Report

2021/22 Economic Outlook And

Financial Forecast

&

Three Month Results

April - June 2021

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945–               — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77               354.711’007231’05

2021/22 First Quarterly Report September 13, 2021	| TABLE OF CONTENTS

Part One — Updated 2021/22 Financial Forecast

Introduction		3
Revenue		5
Expense		9
Consolidated Revenue Fund (CRF) Spending		9
Service Delivery Agency Spending		11
Full-Time Equivalents for the BC Public Service		11
Provincial Capital Spending		12
Projects Over $50 Million		12
Provincial Debt		15
Risks to the Fiscal Forecast		17
COVID-19 Pandemic Response Measures		18
Supplementary Schedules		21

Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	4
1.3	Comparison of Major Factors Underlying Revenue	6
1.4	Pandemic and Recovery Contingencies	10
1.5	Capital Spending Update	12
1.6	Provincial Debt Update	15
1.7	Operating Statement	21
1.8	Revenue by Source	22
1.9	Expense by Ministry, Program and Agency	23
1.10	Expense by Function	24
1.11	Capital Spending	25
1.12	Capital Expenditure Projects Greater Than $50 million	26
1.13	Provincial Debt	29
1.14	Statement of Financial Position	30
1.15	Material Assumptions – Revenue	31
1.16	Material Assumptions – Expense	37
1.17	Full-Time Equivalents (FTEs)	40

First Quarterly Report 2021/22	| i

Table Of Contents

Part Two — Economic Review and Outlook

Summary		41
British Columbia Economic Activity and Outlook		42
Labour Market		43
Consumer Spending and Housing		44
Inflation		48
Business and Government		49
External Trade and Commodity Markets		50
Demographics		52
Risks to the Economic Outlook		52
External Outlook		53
United States		53
Canada		56
Asia		58
Europe		59
Financial Markets		59
Interest Rates		59
Exchange Rate		61

Tables:
2.1	British Columbia Economic Indicators	42
2.2	U.S. Real GDP Forecast: Consensus vs B.C. Ministry of Finance	55
2.3	Canadian Real GDP Forecast: Consensus vs B.C. Ministry of Finance	57
2.4	Private Sector Canadian Interest Rate Forecasts	60
2.5	Private Sector Exchange Rate Forecasts	61
2.6.1	Gross Domestic Product (GDP): British Columbia	62
2.6.2	Selected Nominal Income and Other Indicators: British Columbia	63
2.6.3	Labour Market Indicators: British Columbia	63
2.6.4	Major Economic Assumptions	64

ii |	First Quarterly Report 2021/22

PART 1 | UPDATED 2021/22 FINANCIAL FORECAST

Introduction

Table 1.1 2021/22 Forecast Update

		First
	Budget	Quarterly
($ millions)	2021	Report	Change
Revenue	58,929	65,154	6,225
Expense	(64,377)	(65,738)	(1,361)
Pandemic and Recovery Contingencies	(3,250)	(3,250)	-
Forecast allowance	(1,000)	(1,000)	-
Deficit	(9,698)	(4,834)	4,864

Capital Spending:
Taxpayer-supported capital spending	8,479	8,166	(313)
Self-supported capital spending	4,976	4,588	(388)
	13,455	12,754	(701)
Provincial Debt:
Taxpayer-supported debt	71,642	65,205	(6,437)
Self-supported debt	30,238	29,649	(589)
Total debt (including forecast allowance)	102,880	95,854	(7,026)
Taxpayer-supported debt to GDP ratio	22.8%	19.6%	-3.2%
Taxpayer-supported debt to revenue ratio	125.9%	103.8%	-22.1%

This First Quarterly Report reflects the continued recovery of the province’s economy from the impacts of the COVID-19 pandemic. However, there continues to be a high degree of uncertainty regarding the evolution of the pandemic and the path of the economic recovery which contributes to the potential volatility of future fiscal outlooks.

The fiscal forecast for 2021/22 reflects increases in all of the government’s revenue streams resulting in an operating deficit projection of $4.8 billion, an improvement from the $9.7 billion deficit projection from Budget 2021.

Compared to Budget 2021, revenue forecasts are higher by $6.2 billion, with the bulk of the improvement in personal and corporate income taxes. Higher revenues are also forecasted in other taxation sources, natural resources, federal government transfers, and Crown corporations’ net income.

Expenses are higher by $1.4 billion to a large extent due to forest fires. Other expense forecast changes reflect increased spending in health authorities and other service delivery agencies, and spending for child care and health initiatives funded by the federal government.

Budget 2021 included a higher than normal forecast allowance of $1.0 billion, recognizing increased forecast uncertainty. No changes are made at this time due to the continued risks over the remainder of the year.

Details of the revenue and expense forecast changes from Budget 2021 are shown in Table 1.2 and Chart 1.1.

Projected taxpayer-supported capital spending in 2021/22 is $8.2 billion, which is $313 million lower than forecast in Budget 2021, mainly due to timing of projects in the education and transportation sectors, partly offset by increased spending in the health and housing sectors. The self-supported capital spending forecast is $388 million lower than at Budget 2021.

(continued on page 5)

First Quarterly Report 2021/22	| 3

Updated 2021/22 Financial Forecast

Table 1.2 2021/22 Financial Forecast Changes

($ millions)
2021/22 deficit at Budget 2021 (April 20, 2021)	(9,698)

Revenue changes:
Personal income tax – stronger preliminary 2020 tax assessment and an improvement in 2021 household income	2,170
Corporate income tax – increase in instalments reflecting an improved federal government outlook for 2021 national corporate taxable income, and a higher prior year settlement payment reflecting stronger 2020 tax assessments	1,234
Provincial sales tax – higher year-to-date results, retail sales and consumer expenditures	64
Property transfer tax – higher year-to-date sales in the housing sector	360
Fuel and carbon taxes – higher volume sales in most fuel types	94
Employer health tax – mainly expected improvement in employee compensation	127
Other taxation sources – mainly lower insurance premium tax, reflecting the impacts of the 2020/21 Public Accounts , partly offset by higher property tax revenues	(23)
Natural gas royalties – higher natural gas prices and natural gas liquids royalties, partly offset by increased utilization of royalty and infrastructure programs/credits	172
Mining – higher coal and copper prices and production, partly offset by higher mining costs	92
Electricity sales under the Columbia River Treaty – higher Mid-C electricity prices	149
Forests – higher stumpage rates, reflecting stronger lumber prices	230
Other natural resources – mainly higher petroleum prices, partly offset by lower Oil and Gas Commission levies	4
Fees, licences, investment earnings and miscellaneous revenue:
Post-secondary institutions	126
Other sources – mainly higher revenue from motor vehicles fees, health authorities and taxpayer-supported Crowns	42
Canada health and social transfers – mainly additional pandemic relief one-time funding supporting the recovery of health care systems and higher B.C. share of national population	557
Other federal government transfers – higher transfers relating to the Canada-Wide Early Learning and Child Care Agreement and long term care as well as transfers to taxpayer-supported entities	356
Commercial Crown corporation net income – mainly due to investment return improvements at ICBC	471
Total revenue changes	6,225

Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	745
Emergency Program Act	33
Housing Priority Initiatives Special Account – hotel purchase to support closure of homeless encampments and to provide more shelter spaces and homes for vulnerable populations	25
Other statutory spending	27
Refundable tax credits – mainly reflects preliminary 2020 tax assessment information	44
Management of public debt (net)	(31)
Spending funded by third party recoveries:
Canada-Wide Early Learning and Child Care Agreement and health initiatives	221
Other spending funded by third party recoveries	27
Changes in spending profile of service delivery agencies:
School districts	19
Universities	162
Colleges	28
Health authorities and hospital societies	1,412
Other service delivery agencies [1]	98
(Increase) decrease in transfers to service delivery agencies (elimination)	(1,449)
Total expense changes	1,361
Total changes	4,864
2021/22 deficit at the First Quarterly Report	(4,834)

[1]	Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

As a result of higher revenues and lower deficit forecasts, taxpayer-supported debt at the end of 2021/22 is forecast at $65.2 billion, lower by $6.4 billion compared to the Budget 2021 forecast. Self-supported debt is forecast to be $589 million lower than budget at the end of 2021/22.

Chart 1.1 2021/22 Deficit – Major Changes from Budget 2021

Deficit decreased by $4.9 billion

Revenue

Revenue for 2021/22 is forecast to be $65.2 billion — $6.2 billion higher than the projection in Budget 2021. Higher than expected 2020 income tax assessments, an improved economic outlook and strong year-to-date activity has resulted in a $4.0 billion improvement in the taxation revenue forecast.

Chart 1.2 Revenue Changes from Budget 2021

Total revenue increases by $6.2 billion

First Quarterly Report 2021/22	| 5

Updated 2021/22 financial forecast

Preliminary 2020 personal and corporate income tax assessments for all provinces, territories and Canada have been stronger than anticipated. This could result in higher economic growth in 2020 than expected. The remaining $2.2 billion increase to the revenue forecast mainly reflects one-time federal government contributions, an improved outlook for commodity prices, expected stronger investment earnings and forecast improvements provided by post-secondary institutions, ICBC and BC Lottery Corporation.

Detailed revenue projections are disclosed in Table 1.8, and key assumptions and sensitivities relating to revenue are provided in Tables 1.3 and 1.15. An analysis on historical volatility of major economic drivers can be found in the 2021 B.C. Financial and Economic Review (pages 16-18).

Table 1.3 Comparison of Major Factors Underlying Revenue

Calendar Year	First Quarterly Report			Budget 2021
Per cent growth unless otherwise indicated	2020	2021	2022	2020	2021	2022
Real GDP	-4.1	6.0	4.0	-5.3	4.4	3.8
Nominal GDP	-3.2	11.0	5.4	-4.5	6.4	5.4
Household income	5.5	4.4	3.3	4.9	0.8	2.8
Compensation of employees	-0.7	8.6	5.1	-0.7	4.5	4.0
Corporations net operating surplus	-8.1	14.9	3.5	-13.6	9.2	8.8
Employment	-6.6	6.5	2.8	-6.6	4.7	2.4
Consumer expenditures on durable goods	-3.0	17.9	3.8	-2.3	2.6	3.1
Consumer expenditures on goods and services	-4.9	6.6	7.2	-4.8	5.3	5.9
Business investment	-2.6	15.9	3.6	-9.3	5.6	6.4
Residential investment	-0.9	22.7	-1.4	-6.9	3.5	4.6
Retail sales	1.3	9.8	4.7	2.6	3.7	3.4
Residential sales value	35.6	38.7	-13.8	35.7	8.0	-3.3
B.C. Housing starts	-15.6	21.4	-18.5	-16.0	-8.6	-3.0
U.S. Housing starts	6.9	12.0	-5.5	7.0	3.6	-1.4
SPF 2x4 price ($US/thousand board feet)	$570	$900	$500	$570	$650	$475
Exchange rate (US cents/Canadian dollar)	74.6	81.1	81.4	74.6	79.0	79.0

Fiscal Year	2021/22	2021/22
Natural gas price ($Cdn/GJ at plant inlet)	$1.79	$1.48
Bonus bid average bid price per hectare ($)	$660	$0
Electricity price ($US/mega-watt hour, Mid-C)	$70	$37
Metallurgical coal price ($US/tonne, fob Australia)	$158	$136
Copper price ($US/lb)	$4.17	$3.52

Average stumpage rates ($Cdn/cubic metre)	$29.21	$24.21
Crown harvest volumes (million cubic metres)	46.0	46.0

For 2021/22, the major changes from the Budget 2021 forecast include the following:

Income Tax Revenue

Personal income tax revenue is up $2,170 million reflecting stronger 2020 preliminary tax assessment information and expected higher 2021 household income growth. The increased revenue includes a one-time $1,009 million prior year adjustment relating to 2020/21 and a $1,161 million ongoing base impact beginning in 2021/22. Household income is forecast to increase 4.4 per cent in 2021, compared to the budget assumption of 0.8 per cent.

Corporate income tax revenue is up $1,234 million due to increased advance installments from the federal government and an improved prior year settlement payment. The higher forecast for advance installments is due to an improved federal government forecast for 2021 national corporate taxable income. The increased projection for the prior year settlement payment reflects stronger 2020 preliminary provincial tax assessment results.

6 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Employer health tax is up $127 million reflecting increases in employer payrolls (the forecast uses employee compensation as a proxy). Employee compensation is now projected to increase 8.6 per cent in 2021 compared to the budget assumption of 4.5 per cent growth.

Other Tax Revenue

Provincial sales tax (PST) revenue is up $64 million mainly reflecting higher year-to-date taxable sales partly offset by higher expected rebates on select machinery and equipment compared to the forecast in Budget 2021. As part of government’s response to the global COVID-19 pandemic, these PST rebates over two years were introduced in September 2020 in the StrongerBC Economic Recovery Plan. Due to timing of the receipt and processing of the applications, the forecast for the rebates has been increased to $335 million from $235 million assumed in budget.

Fuel and carbon tax revenues are up $94 million due to higher year-to-date sales volume on most fuel types. The carbon tax revenue projection includes a rate increase to $45/tonne carbon dioxide equivalent emissions for the 2021/22 fiscal year and is now projected to be $83 million higher than budget.

Property transfer tax revenue is up $360 million due to increased activity in the housing market, reflecting strong demand, higher prices and limited inventory. The revised outlook of $2,335 million includes the 20-per-cent-foreign buyers’ tax revenue, forecast at $105 million (up from $99 million estimated at budget).

Other taxation revenues are down $23 million due to lower insurance premiums, reflecting the impacts of the 2020/21 Public Accounts, partly offset by higher property tax revenues.

Natural Resource Revenue

Revenue from natural gas royalties is up $172 million mainly due to higher prices for natural gas and natural gas liquids, partially offset by increased utilization of royalty program credits. The updated natural gas price forecast is $1.79 ($Cdn/gigajoule, plant inlet), up from the Budget 2021 outlook ($1.48). Since the prices for natural gas liquids (e.g. pentane and condensate) are more closely aligned to oil rather than natural gas, the higher byproduct royalties from these commodities reflect the expected increase in oil prices, now forecast to be $68.11 US/barrel in 2021/22, up 41 per cent from the budget outlook.

Revenue from coal, metals, minerals and other mining-related sources is up $92 million mainly reflecting increased commodity prices attributable to strong global steel production, increased demand from China and higher mining tax rates as mine profitability improves. This increase is partially offset by higher mining costs.

Revenue from electricity sales under the Columbia River Treaty is up $149 million as higher Mid-C electricity prices mainly reflecting reduced availability of hydro resources due to lower water levels as well as constrained power imports due to forest fires within the western United States. The price forecast also reflects longer term concerns around supply shortfalls in the western energy markets as renewable generation replaces current generation retirements over the next three years. Mid-C electricity prices, now forecast to be $69.89 US/mega-watt hour in 2021/22, are up 89 per cent from the budget outlook.

First Quarterly Report 2021/22	| 7

Updated 2021/22 financial forecast

Forest revenue is up $230 million due to higher stumpage revenue reflecting improved lumber prices. Total stumpage rates, now forecast to be $29.21 Cdn/cubic metre in 2021/22, are up 21 per cent from the budget outlook. This year lumber prices for spruce-pine-fir 2x4 reached a record high $1,640 US/thousand board feet in mid-May, prior to falling to $390 US/thousand board feet in mid-August.

Revenue from other natural resources is up $4 million. Revenue from petroleum royalties is up $10 million due to higher expected petroleum prices, while other natural resource revenues are expected to be down $6 million mainly due to decreased revenue from Oil and Gas Commission levies.

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $9.4 billion, up $168 million from budget. The updated forecast for fee revenues totals $4.7 billion, up $101 million from budget mainly due to higher projections from post-secondary institutions and motor vehicle fees. The revised forecast for investment earnings is $1.2 billion, up $62 million from budget mainly due to higher investment returns in post-secondary institutions. The miscellaneous revenue outlook of $3.4 billion is only $5 million above budget.

Federal Government Transfers

Federal government contributions are expected to be $11.4 billion, up $913 million from budget.

Canada health and social transfers have improved by $557 million, mainly reflecting the one-time pandemic relief funding supporting the recovery of health care systems, and a higher B.C. share of the national population.

Other federal government contributions are up $356 million mainly reflecting $221 million of new funding under the Canada-Wide Early Learning and Child Care Agreement ($87 million) and supporting improvements to long term care facilities ($134 million). The remaining $135 million mainly reflects higher transfers to post-secondary institutions and the BC Housing Management Commission (refer to Table 1.15 for further details).

Commercial Crown Corporations

The outlook for commercial Crown corporation net income is $471 million higher than from Budget 2021 projections, mainly due to the following:

•	ICBC’s operating results improved by $317 million due to higher investment income;

•	BC Liquor Distribution Branch’s net income increased by $25 million due to higher liquor sales as COVID-19 pandemic restrictions are lifted; and

•	BC Lottery Corporation’s net income forecast is $136 million higher (net of payments to the federal government and the gaming revenue sharing agreement with First Nations) due to the re-opening of casinos as pandemic restrictions are lifted.

8 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Expense

The First Quarterly Report expense forecast for 2021/22 is $1.361 billion higher than Budget 2021 mainly due to higher spending for disaster response, health care and child care, and higher net spending by service delivery agencies.

Chart 1.3 Expense Changes from Budget 2021

Total expense increases by $1.4 billion

Consolidated Revenue Fund (CRF) Spending

Statutory spending is projected at $830 million in 2021/22 and includes the following:

•	$745 million for fire management and preparedness costs — this is in addition to the $136 million in the fire management voted appropriation, for a total spending forecast of $881 million;

•	$33 million for Emergency Program Act expenses primarily related to wildfires and prior-year floods — this is in addition to the $36 million in voted appropriation for the program, for total forecast expenses of $69 million; and

•	$52 million in other statutory spending — including a hotel purchase to support closure of homeless encampments and to provide more shelter spaces and homes for vulnerable populations.

Other changes in CRF spending include a $44 million increase in refundable tax credits and $31 million of forecasted savings in interest costs due to lower debt levels.

Contingencies

Budget 2021 includes a Contingencies vote of $4.25 billion in 2021/22, with $3.25 billion in the Pandemic and Recovery sub-vote, and $1.0 billion allocated to General Programs and CleanBC sub-votes. Contingencies are intended to help manage unexpected cost pressures and fund priority initiatives as they arise. These total allocations remain unchanged in the First Quarterly Report.

First Quarterly Report 2021/22	| 9

Updated 2021/22 financial forecast

Pandemic and Recovery Contingencies

Budget 2021 allocated $3.25 billion to support ongoing measures related to the pandemic and short-term funding initiatives or new programs where the demand and costs may fluctuate as the pandemic and related health orders continue to evolve. This section provides an update on the notional allocations of the Province’s pandemic measures as of June 30, 2021 (Table 1.4 below) as well as actual spending through the first quarter.

Table 1.4 2021/22 Pandemic and Recovery Contingencies

$ millions		Notional Allocation
Category	Measures	Budget	Q1
Health and Safety	Health related COVID-19 management	900	900
	Temporary housing, meals and supports for vulnerable populations	265	265
	Small and Medium Sized Business Recovery Grant Program (including Circuit Breaker Business Relief Grant)	195	470
Supports for	Tourism and Art sector supports	120	130
Businesses	Increased Employment Incentive tax credit	150	15
and People	B.C. Recovery Benefit	100	90
	COVID-19 Paid Sick Leave	-	325
	Essential services including justice services, childcare safety grants, agriculture/food security, temporary assistance for vulnerable populations and K-12 sector supports	225	225
Preparing for	Skills training and youth employment initiatives	100	70
Recovery	Community infrastructure programs and CleanBC recovery investments	100	70
Unallocated	Reserve for unanticipated urgent health or recovery measures	1,095	690
Total		3,250	3,250

Actual expenditures in the first quarter for Pandemic and Recovery Contingencies measures totalled $317 million. This includes:

•	$156 million for the Small and Medium Sized Business Grant Program, including the Circuit Breaker Grants; and

•	$161 million across a number of other measures including the Increased Employment Incentive tax credit, B.C. Recovery Benefit, the COVID-19 paid sick leave program, population health measures, and initiatives to support the safe delivery of court services.

Note that the first quarter actual spending (April - June, 2021) is based on unaudited ministry reports and subject to normal changes from quarterly estimation and adjustment processes.

There was also nearly $17 million of COVID-19 related expenditures funded from ministry base budgets in the April - June, 2021 period.

An overview and description of the Province’s COVID-19 pandemic response measures is provided starting on page 18.

10 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Spending Recovered from Third Parties

Expenses funded by third parties are forecast to increase by $248 million mainly due to $221 million in federal contributions for health initiatives and the Canada-Wide Early Learning and Child Care Agreement. The remaining $27 million of increase is funded from other sources.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $1.4 billion higher than Budget 2021 mainly due to a $1.3 billion increase in allocations to health organizations to fund additional expenses related to the COVID-19 pandemic. These funding increases are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $1.7 billion in 2021/22 compared to Budget 2021.

•	School district expense forecasts are higher by $19 million mainly due to increased operating costs to support a safe return to school for the upcoming school year.

•	Post-secondary sector expenses are forecast to increase by $190 million mainly due to a general wage increase covered by collective agreements, and other operating costs recovering to pre-pandemic levels. The higher spending is expected to be partially offset by increased federal research grants and tuition revenues.

•	The health authority and hospital society expense forecast is $1.4 billion higher than Budget 2021, better reflecting updated funding allocations from the province. The additional spending is related to COVID-19, primary care, the surgical and MRI strategy, mental health and addictions care, and the Health Career Access Program.

•	Other service delivery agency spending is forecast to be $98 million higher than budget due to various updates across a number of agencies.

Detailed expense projections are in Table 1.9. Key spending assumptions and sensitivities are provided in Table 1.16.

Full-Time Equivalents for the BC Public Service

The projection of full-time equivalent (FTE) staff utilization for 2021/22 is increased by 650 FTEs to 33,400 for continued response to the COVID-19 pandemic, additional hiring for pandemic recovery programs and key government priorities as well as to provide support for the delivery of ongoing health services. The forecast also accounts for FTE growth related to bringing key services, such as revenue administration, back to core government.

First Quarterly Report 2021/22	| 11

Updated 2021/22 financial forecast

Provincial Capital Spending

Capital spending is projected to total $12.8 billion in 2021/22 — $701 million lower than the forecast in Budget 2021 (see Tables 1.5 and 1.11).

Table 1.5 2021/22 Capital Spending Update
($ millions)
Taxpayer-supported capital spending at Budget 2021	8,479
Changes:
Timing of school district spending	(17)
Timing of post-secondary institution spending	(213)
Higher health authority spending	97
Timing of transportation sector spending	(206)
Higher social housing spending	29
Other net adjustments to capital schedules	(3)
Total taxpayer-supported changes	(313)
Taxpayer-supported capital spending - updated forecast	8,166

Self-supported capital spending at Budget 2021	4,976
Timing of BC Hydro spending	(367)
Timing of Liquor Distribution Branch spending	(18)
Lower other spending	(3)
Total self-supported changes	(388)
Self-supported capital spending - updated forecast,	4,588
2021/22 provincial capital spending at the First Quarterly Report	12,754

Taxpayer-supported capital spending is projected at $8.2 billion. The $313 million decrease since Budget 2021 is mainly due to timing changes in capital spending on transportation and post-secondary projects. This is partially offset by higher planned capital spending on health projects by health authorities and social housing projects compared to Budget 2021.

At $4.6 billion, self-supported capital spending is $388 million lower than Budget 2021 primarily due to changes in the timing of expenditures for BC Hydro projects.

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.12.

Since Budget 2021 nine projects have been added to the table:

•	University of Victoria Engineering and Computer Science Building Expansion project ($90 million);

•	Richmond Hospital project ($861 million);

•	Highway 4 Kennedy Hill Safety Improvements project ($54 million);

•	Highway 1 Ford Road to Tappen Valley Road Four-Laning project ($243 million);

•	Highway 99 Improvements/Steveston Interchange project ($137 million);

•	George Massey Crossing project ($4.148 billion);

•	13583 81st Ave – Affordable Rental Housing project ($50 million);

•	58 W Hastings – Supportive Housing Fund project ($158 million); and

•	BC Hydro’s Vancouver Island radio system project ($53 million).

12 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

The following projects have been completed since Budget 2021 and are no longer listed in the table:

•	Argyle Secondary project;

•	Interior Heart and Surgical Centre project;

•	Highway 1 Admirals Road/McKenzie Avenue Interchange project;

•	Highway 7 Corridor Improvements project;

•	Abbotsford Courthouse project; and

•	BC Hydro’s Horne Payne substation upgrade project.

Changes since Budget 2021 for existing projects include:

•	Burnaby North Secondary project’s year of completion was amended from 2022 to 2023 to align with the revised project schedule;

•	Victoria High School project’s year of completion was amended from 2022 to 2023 to align with the revised project schedule;

•	University of Victoria Student Housing project’s anticipated total cost decreased from $232 million to $229 million to reflect a decrease in borrowing costs. Contributions from other sources decreased from $104 million to $101 million;

•	Royal Inland Hospital Patient Care Tower project’s year of completion was amended from 2024 to 2025 to align with the revised project schedule;

•	Lions Gate Hospital New Acute Care Facility project’s anticipated total cost increased from $255 million to $310 million to reflect the updated post-tender budget. Internal borrowing increased from $89 million to $144 million;

•	Mills Memorial Hospital project’s anticipated total cost increased from $447 million to $623 million to reflect the updated post-tender budget. Internal borrowing increased from $337 million to $513 million;

•	Burnaby Hospital Redevelopment Phase 1 project’s year of completion was amended from 2025 to 2027 to align with the revised project schedule. The project’s anticipated total cost increased from $577 million to $612 million to reflect the updated post-tender budget. Internal borrowing increased from $543 million to $578 million;

•	New Surrey Hospital and Cancer Centre project’s year of completion was amended from 2028 to 2027 to align with the project schedule;

•	Highway 99 10-Mile Slide project’s anticipated total cost increased from $60 million to $84 million to reflect updated costing for design modifications related to terrain movement;

•	Nanaimo Correctional Centre Replacement project’s year of completion was amended from 2023 to 2024 to align with the revised project schedule;

•	6585 Sussex Ave Affordable Rental Housing project’s year of completion was amended from 2021 to 2022 to align with the revised project schedule;

•	Royal BC Museum Collections and Research Building project’s year of completion was amended from 2024 to 2025 to align with the revised project schedule. The project’s anticipated total cost increased from $177 million to $224 million to reflect updated costing and refined scope;

First Quarterly Report 2021/22	| 13

Updated 2021/22 financial forecast

•	Bridge River 2 units 5 and 6 upgrade project’s anticipated total cost increased from $74 million to $75 million to reflect the revised project cost;

•	UBC load increase stage 2 project’s anticipated total cost increased from $55 million to $56 million to reflect the revised project cost;

•	Peace Region Electricity Supply project’s anticipated total cost decreased from $285 million to $220 million primarily due to lower transmission line construction costs and unused reserve funds;

•	Bridge River 2 upgrade units 7 and 8 project’s anticipated total cost decreased from $86 million to $85 million to reflect the revised project cost;

•	Mount Lehman substation upgrade project’s anticipated total cost decreased from $59 million to $58 million to reflect the revised project cost;

•	Street light replacement program’s anticipated total cost decreased from $80 million to $75 million due to a reduction in the number of lights to be replaced; and

•	ICBC’s Enhanced Care Coverage Program project’s anticipated total cost increased from $96 million to $97 million to reflect the revised project cost.

14 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Provincial Debt

The provincial debt, including a $1.0 billion forecast allowance, is projected to total $95.9 billion by the end of the fiscal year — $7.0 billion lower than the forecast in Budget 2021. This improvement is primarily due to the lower operating deficit.

Table 1.6 2021/22 Provincial Debt Update [1]
($ millions)
Taxpayer-supported debt forecast at Budget 2021	71,642
Changes:
Lower debt level from 2020/21	(206)
Annual deficit	(4,864)
Non-cash items	(55)
Changes in cash balances [2]	(1,523)
Changes in other working capital balances [3]	524
Taxpayer-supported capital spending	(313)
Total taxpayer-supported changes	(6,437)
Taxpayer-supported debt - updated forecast	65,205

Self-supported debt forecast at Budget 2021	30,238
Changes:
Lower debt level from 2020/21	(174)
Lower capital spending	(388)
Changes in internal financing	(27)
Total self-supported changes	(589)

Self-supported debt - updated forecast	29,649
Forecast allowance	1,000
2021/22 provincial debt forecast at the First Quarterly Report	95,854

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Reflects changes in cash balances at April 1, 2021 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $65.2 billion at the end of 2021/22 — $6.4 billion lower than forecast in Budget 2021. This decrease reflects the change in operating results of $4.9 billion (including non-cash items), lower opening balance of $206 million, lower capital spending of $313 million and $1.0 billion net reduction of cash and other working capital balances.

The taxpayer-supported debt-to-GDP ratio is projected to end 2021/22 at 19.6 per cent — 3.2 percentage points lower than forecast in Budget 2021. The taxpayer- supported debt-to-revenue ratio is forecast to end the fiscal year at 103.8 per cent — 22.1 percentage points lower than forecast at budget.

Self-supported debt is forecast to be $29.6 billion at the end of 2021/22 — $589 million lower than Budget 2021, reflecting lower than expected 2020/21 debt ($174 million), lower capital spending ($388 million) and higher internal financing ($27 million).

First Quarterly Report 2021/22	| 15

Updated 2021/22 financial forecast

The forecast allowance of $1.0 billion remains unchanged to mirror the operating statement forecast allowance.

While the Province’s debt level is expected to increase by $8.8 billion over the year, the B.C. government is able to borrow at low interest rates, with debt affordability remaining at levels that are lower than they have been historically, as shown on Chart 1.4 below.

Chart 1.4   Debt Affordability

Interest bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Details on provincial debt are shown in Table 1.13.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Table 1.14.

16 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Risks to the Fiscal Forecast

The major risks to the updated economic and fiscal forecasts are the emergence of COVID-19 variants of concern in B.C., Canada and among B.C.’s trading partners; delays in the vaccination rollouts among B.C.’s major trading partners; and the behaviour and confidence of individuals, consumers and businesses during BC’s Restart Plan. The uncertainty regarding the evolution of the pandemic as well as the path of economic recovery contributes to the volatility in the updated fiscal outlook.

It is not clear at this time whether the strength in the preliminary assessments of the 2020 income tax returns reflects changes in the timing of assessments by the Canada Revenue Agency, changes in the behaviour of taxpayers, or includes one-time effects. Personal and corporate income tax assessments for the 2020 tax year will not be finalized until March 2022. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices and the health of B.C.’s major trading partners. The global COVID-19 pandemic continues to pose heightened risks to these and other factors affecting own source revenues, including net income of commercial Crown corporations.

Recently, the Supreme Court of B.C. issued a judgement ruling that the cumulative impacts of industrial development, authorized by the Province of British Columbia, infringed Blueberry River First Nations’ Treaty 8 rights. The impact of this judgement on the Province’s economic and fiscal outlooks are uncertain at this point, as the process for permitting industrial development in the impacted area is still being negotiated.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include the extent of the spread of the COVID-19 virus, in addition to changes in planning assumptions such as utilization or demand rates for government services in the health care, education, community social services sectors, as well as costs associated with fighting forests fires and responding to other natural disasters.

Capital spending may be influenced by several factors including physical distancing on work sites, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will continue to update the fiscal outlook throughout the year in the second and third quarterly reports.

The potential fiscal impacts from these risks may be partly offset by the prudence incorporated in the updated forecast, including the lower economic outlook compared to the private sector forecasters, the $4.25 billion Contingencies vote allocation and the $1.0 billion forecast allowance.

First Quarterly Report 2021/22	| 17

Updated 2021/22 financial forecast

COVID-19 Pandemic Response Measures

The following provides an overview of the Province’s pandemic response measures.

Health and Safety of British Columbians

COVID-19 Management ($900 million): Funding for health related COVID-19 response measures includes:

•	Storage, distribution, and administration of COVID-19 vaccines to British Columbians;

•	Population health measures such as contact tracing, flu immunization, laboratory testing and research costs, and a rural and remote response framework to ensure people in rural, remote, and Indigenous communities have access to critical health care during the pandemic;

•	Additional funding for long-term care and assisted living facilities, including addressing increased COVID-19 related costs, implementing single-site work orders to help prevent the spread of disease between facilities, and hiring of up to three full-time equivalent staff at each of the 584 facilities; and

•	Implementing the Hospital at Home model of care, which allows British Columbians to receive health services outside of a hospital; and other increased operating costs including personal protective equipment, continuing support for HealthLinkBC, overtime salary costs in the healthcare system, and additional human resources capacity for health authorities to respond to COVID-19.

Supports for Businesses and People

Temporary housing, meals and health supports for vulnerable populations ($265 million): Spaces at hotels, motels and community centres are providing shelter to assist a range of people, including people experiencing homelessness, to self-isolate and follow health orders as well as receive food and support services. Nearly 2,500 leased spaces are currently secured at sites throughout B.C.’s health regions to enable safe physical distancing in homeless shelters and help people self-isolate, with close to 150 spaces in communities secured for people leaving violent or unstable situations.

Small and Medium Sized Business Recovery Grant (incl. Circuit Breaker Business Relief Grant) ($470 million): Funding to provide relief for businesses affected by the March 30, 2021 provincial health orders and to help position themselves for a strong recovery. The Small and Medium Sized Business Recovery Grant Program supports businesses to diversify their services and products, modify physical space, move online, or offset fixed costs. The Circuit Breaker Business Relief Grant provides funding to affected businesses to help offset expenses such as rent, insurance, employee wages, maintenance and utilities or other unexpected costs that resulted from the ‘circuit breaker’ restrictions. As of June 30, 2021 over 22,000 grants to businesses have been awarded through these programs in fiscal 2020/21 and 2021/22.

Tourism and Art sector supports ($130 million): Funding to improve tourism infrastructure, such as multi-use trails and wayfinding signage; support for major anchor attractions and companies that service tourism attractions; and financial relief for B.C. Pavilion Corporation to maintain operations during prolonged closures and health restrictions on major events.

18 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Increased Employment Incentive tax credit ($15 million): A refundable tax credit to employers whose total payroll costs increased from the third to the fourth quarter of 2020. The incentive is intended to help B.C. businesses that were affected by the COVID-19 pandemic to recover and help create good jobs for people. Employers were able to increase their payroll by hiring new employees, increasing the hours of existing employees, or giving existing employees a raise. As of June 30, 2021, over 1,600 applications have been approved, benefiting nearly 2,000 British Columbians.

B.C. Recovery Benefit ($90 million): A one-time tax-free payment of up to $1,000 for eligible families and single parents with annual household incomes under $175,000 and up to $500 for eligible individuals earning less than $87,500 annually. The benefit is anticipated to help up to 2.7 million individuals and families, including those in receipt of income and disability assistance. Total spending for this program for fiscal years 2020/21 and 2021/22 is forecast to be $1.4 billion, as estimated in Fall 2020. As of June 30, 2021, nearly 2 million applications were approved, benefiting over 2.7 million British Columbians.

COVID-19 Paid Sick Leave ($325 million): Support for employers to provide workers three days of paid sick leave related to COVID-19. The province reimburses employers without an existing sick leave program up to $200 per day for each worker to cover costs.

Other Essential services ($225 million): Funding to ensure continuity of services includes:

•	Continued supports for increased access to overdose prevention services and outreach teams, as well as enhanced drug checking services throughout B.C.

•	Funding to ensure income assistance to people impacted by the pandemic;

•	Justice sector initiatives to support the safe operations of courts through facilitating virtual court proceedings, electronic filing solutions and other system enhancements;

•	Continued supports for farmers and agricultural sector workers to safely access and accommodate temporary foreign workers;

•	Health and safety grants to child-care providers for increased cleaning supplies, personal protective equipment, or space enhancement to ensure child-care centres remain safe; and

•	Funding to support health and safety measures, First Nations and Métis students, mental health services, rapid response teams, and to address learning impacts on students in the K-12 sector.

First Quarterly Report 2021/22	| 19

Updated 2021/22 Financial Forecast

Preparing for Recovery

Skills Training and Youth Employment Initiatives ($70 million): Funding to support work-integrated learning, micro-credential training and short-term skills training programs to help re-train people to secure good-paying jobs and strengthen B.C.’s labour force. Funding also supports Indigenous people to gain new skills, transfer their training knowledge to other jobs, and participate in the labour market. Funding is also provided to create targeted employment opportunities for youth, including: expansion of the Innovator Skills Initiative; the Recreation Sites and Trails B.C. youth program; the Clean Coast, Clean Waters program; and natural resource sector employment opportunities.

Community Infrastructure Programs and CleanBC Recovery Investments ($70 million): Funding to support CleanBC recovery investments and invest in community infrastructure, including The Centre for Innovation and Clean Energy and the B.C. Parks Infrastructure Investment and Campsite Expansion.

20 |	First Quarterly Report 2021/22

updated 2021/22 financial forecast

Supplementary Schedules

The following tables provide the financial results for the three months ended June 30, 2021 and the 2021/22 full-year forecast.

Table 1.7 2021/22 Operating Statement

	Year-to-Date to June 30				Full Year
		2021/22		Actual		2021/22		Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Revenue	15,405	16,582	1,177	13,977	58,929	65,154	6,225	62,156
Expense	(15,392)	(15,607)	(215)	(15,108)	(67,627)	(68,988)	(1,361)	(67,624)
Surplus (deficit) before forecast allowance	13	975	962	(1,131)	(8,698)	(3,834)	4,864	(5,468)
Forecast allowance	-	-	-	-	(1,000)	(1,000)	-	-
Surplus (deficit)	13	975	962	(1,131)	(9,698)	(4,834)	4,864	(5,468)
Accumulated surplus (deficit) beginning of the year	(38)	2,459	2,497	8,106	(38)	2,459	2,497	7,927
Accumulated surplus(deficit) before comprehensive income	(25)	3,434	3,459	6,975	(9,736)	(2,375)	7,361	2,459
Accumulated other comprehensive income from self-supported Crown agencies	1,091	892	(199)	545	280	685	405	748
Accumulated surplus (deficit) end of period	1,066	4,326	3,260	7,520	(9,456)	(1,690)	7,766	3,207

First Quarterly Report 2021/22	| 21

Updated 2021/22 Financial Forecast

Table 1.8 2021/22 Revenue by Source

	Year-to-Date to June 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxation
Personal income	2,769	2,769	-	2,532	11,170	13,340	2,170	11,118
Corporate income	2,291	2,288	(3)	2,346	3,409	4,643	1,234	4,805
Employer health	479	481	2	456	1,923	2,050	127	2,156
Sales [1]	2,048	2,124	76	1,506	7,872	7,936	64	7,694
Fuel	222	225	3	219	983	994	11	936
Carbon	471	517	46	357	1,985	2,068	83	1,683
Tobacco	196	196	-	180	780	780	-	711
Property	736	740	4	681	2,970	3,012	42	2,313
Property transfer	669	946	277	330	1,975	2,335	360	2,098
Insurance premium	179	179	-	165	715	650	(65)	652
	10,060	10,465	405	8,772	33,782	37,808	4,026	34,166
Natural resource
Natural gas royalties	66	94	28	27	286	458	172	196
Forests	213	265	52	111	1,204	1,434	230	1,304
Other natural resource revenues [2]	243	293	50	195	1,042	1,287	245	903
	522	652	130	333	2,532	3,179	647	2,403
Other revenue
Post-secondary education fees	369	466	97	356	2,508	2,563	55	2,418
Fees and licenses [3]	538	502	(36)	484	2,129	2,175	46	1,911
Investment earnings	287	373	86	311	1,174	1,236	62	1,264
Miscellaneous [4]	748	874	126	655	3,409	3,414	5	3,136
	1,942	2,215	273	1,806	9,220	9,388	168	8,729
Contributions from the federal government
Health and social transfers	1,985	1,985	-	1,920	7,939	8,496	557	7,743
COVID-19 related funding	13	4	(9)	-	175	322	147	2,603
Other federal government contributions [5]	486	480	(6)	426	2,416	2,625	209	2,548
	2,484	2,469	(15)	2,346	10,530	11,443	913	12,894
Commercial Crown corporation net income
BC Hydro	10	10	-	6	712	704	(8)	688
Liquor Distribution Branch	300	309	9	301	1,099	1,124	25	1,161
BC Lottery Corporation [6]	72	129	57	73	771	907	136	420
ICBC [7]	(17)	294	311	300	154	471	317	1,528
Other [8]	32	39	7	40	129	130	1	167
	397	781	384	720	2,865	3,336	471	3,964
Total revenue	15,405	16,582	1,177	13,977	58,929	65,154	6,225	62,156

[1]	Includes provincial sales tax and social services tax/hotel room tax related to prior years.
[2]	Columbia River Treaty, other energy and minerals, water rental and other resources.
[3]	Healthcare-related, motor vehicle, and other fees.
[4]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.
[5]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.
[6]	Net of payments to the federal government and 2021/22 is also net of payments under the gaming revenue sharing agreement with First Nations.
[7]	Does not include non-controlling interest.
[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

22 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.9 2021/22 Expense by Ministry, Program and Agency

	Year-to-Date to June 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21 [1]	Budget	Forecast	Variance	2020/21 [1]
Office of the Premier	4	3	(1)	3	15	15	-	11
Advanced Education and Skills Training	661	666	5	615	2,592	2,592	-	2,412
Agriculture, Food and Fisheries	22	22	-	22	100	100	-	150
Attorney General	313	343	30	182	1,272	1,272	-	1,495
Children and Family Development	544	531	(13)	424	2,393	2,393	-	2,440
Citizens’ Services	145	155	10	154	604	604	-	665
Education	2,061	2,067	6	2,024	7,132	7,132	-	6,756
Energy, Mines and Low Carbon Innovation	16	15	(1)	15	109	109	-	252
Environment and Climate Change Strategy	49	58	9	59	301	328	27	708
Finance	267	183	(84)	263	990	1,015	25	1,781
Forests, Lands, Natural Resource Operations and
Rural Development	179	212	33	193	888	1,633	745	1,077
Health	5,693	5,531	(162)	5,238	23,873	23,873	-	24,155
Indigenous Relations and Reconciliation	20	39	19	32	179	179	-	314
Jobs, Economic Recovery and Innovation	21	29	8	23	79	79	-	251
Labour	5	6	1	5	17	17	-	35
Mental Health and Addictions	3	2	(1)	3	13	13	-	42
Municipal Affairs	207	78	(129)	321	308	308	-	526
Public Safety and Solicitor General	224	246	22	216	901	934	33	1,057
Social Development and Poverty Reduction	1,049	1,059	10	910	4,360	4,360	-	4,483
Tourism, Arts, Culture and Sport	62	41	(21)	64	162	162	-	352
Transportation and Infrastructure	232	230	(2)	227	949	949	-	1,232
Total ministries and Office of the Premier	11,777	11,516	(261)	10,993	47,237	48,067	830	50,194
Management of public funds and debt	335	317	(18)	320	1,340	1,309	(31)	1,246
Contingencies - General programs and CleanBC	-	-	-	-	1,000	1,000	-	-
Pandemic and Recovery Contingencies	-	317	317	1,036	3,250	3,250	-	2,041
Funding for capital expenditures	402	327	(75)	230	3,448	3,240	(208)	1,974
Refundable tax credit transfers	466	465	(1)	369	1,871	1,915	44	2,358
Legislative Assembly and other appropriations	39	35	(4)	29	174	174	-	207
Total appropriations	13,019	12,977	(42)	12,977	58,320	58,955	635	58,020
Elimination of transactions between appropriations [2]	(4)	(3)	1	(4)	(14)	(14)	-	(15)
Prior year liability adjustments	-	-	-	-	-	-	-	(123)
Consolidated revenue fund expense	13,015	12,974	(41)	12,973	58,306	58,941	635	57,882
Expenses recovered from external entities	659	809	150	662	3,535	3,783	248	4,557
Elimination of funding provided to service delivery agencies	(8,144)	(8,170)	(26)	(7,676)	(33,682)	(34,923)	(1,241)	(34,096)
Total direct program spending	5,530	5,613	83	5,959	28,159	27,801	(358)	28,343
Service delivery agency expense
School districts	2,168	2,160	(8)	1,997	7,482	7,501	19	7,083
Universities	1,258	1,267	9	1,193	5,510	5,672	162	5,272
Colleges and institutes	358	358	-	329	1,497	1,525	28	1,431
Health authorities and hospital societies	4,557	4,600	43	4,207	18,271	19,683	1,412	19,252
Other service delivery agencies	1,521	1,609	88	1,423	6,708	6,806	98	6,243
Total service delivery agency expense	9,862	9,994	132	9,149	39,468	41,187	1,719	39,281
Total expense	15,392	15,607	215	15,108	67,627	68,988	1,361	67,624

[1]	Restated to reflect government’s current organization and accounting policies.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

First Quarterly Report 2021/22	| 23

Updated 2021/22 Financial Forecast

Table 1.10 2021/22 Expense by Function

	Year-to-Date to June 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Health [1]	6,356	6,316	(40)	5,801	26,106	26,066	(40)	25,605
Education [2]	4,044	4,040	(4)	3,745	15,805	16,185	380	14,943
Social services	1,696	1,626	(70)	1,380	7,172	7,258	86	7,789
Protection of persons and property	466	506	40	455	1,935	1,985	50	2,258
Transportation	498	527	29	484	2,336	2,354	18	3,360
Natural resources and economic development	648	682	34	663	3,467	4,270	803	4,191
Other	661	432	(229)	513	2,218	2,290	72	2,841
Contingencies - General programs and CleanBC	-	-	-	-	1,000	1,000	-	-
Pandemic and Recovery Contingencies	-	317	317	1,036	3,250	3,250	-	-
General government	348	409	61	349	1,531	1,573	42	3,915
Debt servicing	675	752	77	682	2,807	2,757	(50)	2,722
Total expense	15,392	15,607	215	15,108	67,627	68,988	1,361	67,624

[1]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf their clients are reported in the Health function.

[2]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

24 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.11 2021/22 Capital Spending

	Year-to-Date to June 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxpayer-supported
Education
School districts	290	244	(46)	229	1,197	1,180	(17)	944
Post-secondary institutions	173	149	(24)	124	1,263	1,050	(213)	904
Health	226	117	(109)	117	2,245	2,342	97	1,162
BC Transportation Financing Authority	400	329	(71)	238	2,162	1,984	(178)	1,285
BC Transit	26	22	(4)	25	113	85	(28)	107
Government ministries	41	49	8	25	641	641	-	389
Social housing [1]	187	296	109	159	671	700	29	572
Other	26	12	(14)	9	187	184	(3)	65
Total taxpayer-supported	1,369	1,218	(151)	926	8,479	8,166	(313)	5,428
Self-supported
BC Hydro	1,109	888	(221)	698	4,738	4,371	(367)	3,207
Columbia Basin power projects [2]	2	2	0	1	9	9	(0)	7
BC Railway Company	2	1	(1)	1	11	8	(3)	1
ICBC	13	15	2	18	68	68	-	100
BC Lottery Corporation	24	6	(18)	6	96	96	-	73
Liquor Distribution Branch	8	5	(3)	3	54	36	(18)	22
Other [3]	-	-	-	-	-	-	-	65
Total self-supported	1,158	917	(241)	727	4,976	4,588	(388)	3,475
Total capital spending	2,527	2,135	(392)	1,653	13,455	12,754	(701)	8,903

[1]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

[3]	Includes post-secondary institutions’ self-supported subsidiaries.

First Quarterly Report 2021/22	| 25

Updated 2021/22 Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million1

Note: Information in bold type denotes changes from Budget 2021 released on April 20, 2021.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns

		Taxpayer-supported
Schools
Centennial Secondary [2]	2017	58	3	61	61	-	-	-
Grandview Heights Secondary	2021	68	15	83	63	-	-	20
New Westminster Secondary	2021	89	18	107	107	-	-	-
Handsworth Secondary	2022	49	20	69	69	-	-	-
Pexsisen Elementary and
Centre Mountain Lellum Middle	2022	31	58	89	89	-	-	-
Quesnel Junior School	2022	11	41	52	52	-	-	--
Sheffield Elementary	2022	7	45	52	47	-	-	5
Stito:s La:lem totflt Elementary Middle School	2022	26	28	54	49			5
Burnaby North Secondary	2023	26	82	108	99	-	-	9
Eric Hamber Secondary	2023	16	90	106	94	-	-	12
Victoria High School	2023	21	59	80	77	-	-	3
Cowichan Secondary	2024	4	78	82	80			2
Seismic mitigation program [3]	2030	818	1,208	2,026	2,026	-	-	-
Total schools		1,224	1,745	2,969	2,913	-	-	56
Post-secondary institutions
Simon Fraser University –
Energy Systems Engineering Building [2,4]	2019	124	2	126	45	-	45	36
British Columbia Institute of Technology –Health Sciences Centre for Advanced Simulation	2022	50	38	88	66	-	-	22
Simon Fraser University –
Student Housing	2022	34	70	104	73	-	-	31
Okanagan College –
Student Housing	2023	-	68	68	67	-	-	1
University of Victoria –
Student Housing	2023	63	166	229	128	-	-	101
University of Victoria –
Engineering & Computer Science Building Expansion	2023	-	90	90	65	-	-	25
British Columbia Institute of Technology -
Student Housing	2024	1	113	114	108	-	-	6
Total post-secondary institutions		272	547	819	552	-	45	222
Health facilities
Royal Inland Hospital Patient Care Tower
–Direct procurement	2025	20	109	129	39	-	-	90
–P3 contract	2022	256	32	288	-	164	-	124
Vancouver General Hospital – Operating Rooms
Renewal - Phase 1	2021	93	9	102	35	-	-	67
Children’s and Women’s Hospital [2]
–Direct procurement	2020	289	9	298	168	-	-	130
–P3 contract	2018	368	-	368	167	187	-	14
Penticton Regional Hospital – Patient Care Tower
–Direct procurement	2022	51	25	76	18	-	-	58
–P3 contract	2019	232	-	232	-	139	-	93
Royal Columbian Hospital – Phase 1[2]	2020	245	6	251	242	-	-	9
Royal Columbian Hospital – Phases 2 & 3	2026	111	1,133	1,244	1,182	-	-	62
Peace Arch Hospital Renewal	2022	59	32	91	8	-	-	83
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm	2021	120	11	131	131	-	-	-
Dogwood Complex Residential Care	2022	11	47	58	-	-	-	58
Lions Gate Hospital – New Acute Care Facility	2024	4	306	310	144	-	-	166
St Paul’s Hospital	2027	28	2,146	2,174	1,327	-	-	847
Mills Memorial Hospital	2026	31	592	623	513	-	-	110
Burnaby Hospital Redevelopment - Phase 1 [5]	2027	5	607	612	578	-	-	34

Health facilities continued on the next page

26 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million1

Note: Information in bold type denotes changes from Budget 2021 released on April 20, 2021.

		Project	Estimated	Anticipated		Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns

Health facilities continued
Cariboo Memorial Hospital	2026	3	215	218	131	-	-	87
Stuart Lake Hospital	2024	4	112	116	98	-	-	18
Cowichan District Hospital	2026	10	877	887	605	-	-	282
Dawson Creek & District Hospital	2026	1	377	378	247	-	-	131
New Surrey Hospital and Cancer Centre	2027	-	1,660	1,660	1,660	-	-	-
Richmond Hospital	2031	-	861	861	791	-	-	70
Clinical and Systems Transformation	2025	532	171	703	702	-	-	1
iHealth Project – Vancouver Island Health Authority	2025	105	50	155	55	-	-	100
Total health facilities		2,578	9,387	11,965	8,841	490	-	2,634
Transportation
Highway 91 Alex Fraser Bridge Capacity Improvements [2]	2019	66	4	70	37	-	33	-
Highway 1 widening and 216th Street Interchange [2]	2020	62	-	62	28	-	22	12
Highway 1 Illecillewaet Four-Laning and Brake Check improvements	2021	53	32	85	69	-	16	-
Highway 1 Lower Lynn Corridor improvements	2021	168	30	198	77	-	66	55
Highway 99 10-Mile Slide	2021	63	21	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements	2022	36	18	54	40	-	14	-
Highway 14 Corridor improvements	2022	29	48	77	48	-	29	-
Highway 1 Chase Four-Laning	2023	44	176	220	208	-	12	-
Highway 1 Quartz Creek Bridge Replacement	2023	18	103	121	71	-	50	-
Highway 1 RW Bruhn Bridge	2023	27	198	225	134	-	91	-
Highway 1 Salmon Arm West	2023	58	97	155	124	-	31	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements	2023	134	126	260	87	-	82	91
Kootenay Lake ferry service upgrade	2023	20	65	85	68	-	17	-
West Fraser Road Realignment	2023	18	85	103	103	-	-	-
Highway 1 216th - 264th Street widening	2024	16	219	235	99	-	109	27
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2024	-	243	243	161	-	82	-
Highway 1 Kicking Horse Canyon Phase 4 [6]	2024	178	423	601	386	-	215	-
Pattullo Bridge Replacement [7]	2024	338	1,039	1,377	1,076	301	-	-
Broadway Subway [8]	2025	478	2,349	2,827	1,380	450	897	100
Highway 99 Improvements/Steveston Interchange	2025	-	137	137	137	-	-	-
George Massey Crossing	2030	-	4,148	4,148	4,148	-	-	-
Total transportation		1,806	9,561	11,367	8,565	751	1,766	285
Other taxpayer-supported
Nanaimo Correctional Centre Replacement	2024	17	150	167	167	-	-	-
6585 Sussex Ave (Affordable Rental Housing)	2022	38	37	75	43	-	-	32
Stanley New Fountain Hotel (Affordable Rental Housing)	2022	39	30	69	19	-	-	50
13583 81st Ave (Affordable Rental Housing)	2023	5	45	50	37	-	-	13
58 W Hastings (Supportive Housing Fund)	024	1	157	158	61	-	19	78
Clark & 1st Ave (Affordable Rental Housing)	2024	6	103	109	75	-	-	34
Royal BC Museum – Collections and Research Building	2025	12	212	224	224	-	-	-
Total other		118	734	852	626	-	19	207
Total taxpayer-supported		5,998	21,974	27,972	21,497	1,241	1,830	3,404

Þ

First Quarterly Report 2021/22	| 27

Updated 2021/22 Financial Forecast

Table 1.12 Capital Expenditure Projects Greater Than $50 million1

Note: Information in bold type denotes changes from Budget 2021 released on April 20, 2021.

		Project	Estimated	Anticipated		Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	June 30, 2021	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns

Power generation and transmission
BC Hydro
–John Hart generating station replacement [2]	2019	978	1	979	979	-	-	-
–Bridge River 2 units 5 and 6 upgrade project [2]	2019	74	1	75	75	-	-	-
–South Fraser transmission relocation project [9]	TBD	30	46	76	76	-	-	-
–Supply Chain Applications project [2]	2020	68	1	69	69	-	-	-
–Fort St. John and Taylor Electric Supply [2]	2020	51	1	52	52	-	-	-
–UBC load increase stage 2 project [2]	2020	51	5	56	56	-	-	-
–Peace Region Electricity Supply (PRES) project [2,10]	2021	209	11	220	220	-	TBD	-
–Downtown Vancouver Electricity Supply: West
End strategic property purchase	2021	68	13	81	81	-	-	-
–LNG Canada load interconnection project	2021	73	9	82	58	-	-	24
–Bridge River 2 upgrade units 7 and 8 project	2021	66	19	85	85	-	-	-
–Wahleach refurbish generator project	2022	30	21	51	51	-	-	-
–Mica replace units 1 to 4 generator
transformers project	2022	50	30	80	80	-	-	-
–G.M. Shrum G1 to 10 control system upgrade	2022	55	20	75	75	-	-	-
–Mount Lehman substation upgrade project	2023	30	28	58	58	-	-	-
–Street light replacement program	2023	14	61	75	75	-	-	-
–5L063 Telkwa relocation project	2023	16	50	66	66	-	-	-
–Mica modernize controls project	2023	32	24	56	56	-	-	-
–Capilano substation upgrade project	2024	17	70	87	87	-	-	-
–Sperling substation (SPG) metalclad switchgear
replacement project	2024	8	46	54	54	-	-	-
–Vancouver Island radio system project	2024	26	27	53	53	-	-	-
–Site C project [11]	2025	7,412	8,588	16,000	16,000	-	-	-
Total power generation and transmission		9,358	9,072	18,430	18,406	-	-	24
Other self-supported
Enhanced Care Coverage Program (ICBC)	2022	85	12	97	97	-	-	-
Total self-supported		9,443	9,084	18,527	18,503	-	-	24
Total $50 million projects		15,441	31,058	46,499	40,000	1,241	1,830	3,428

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.

[4]	Simon Fraser University and private donors contributed $26 million toward the project, and the university also contributed land valued at $10 million.

[5]	The concept plan for Phase 2 of the Burnaby Hospital Redevelopment has been approved. Financial information will be added to the table upon business case approval.

[6]	Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.

[7]	Pattullo Bridge forecasted to open to the public in 2024 with old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items.

8	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

[9]	Construction work on the South Fraser transmission relocation project is currently suspended pending the government’s review of the George Massey Tunnel replacement.

[10]	The total cost represents the gross cost of the project and has not been netted for Federal Government contributions. The Federal Government’s contribution amount is dependent on the final actual project costs and what costs are eligible under the agreement.

[11]	The approved updated cost estimate for the Site C project is $16 billion, with a one year delay to 2025 for the project full in-service date. BC Hydro continues to review the updated cost estimate, along with risks, further to recommendations in the Milburn Report. Site C project total anticipated cost and project cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

28 |	First Quarterly Report 2021/22

Updated 2021/22 financial forecast

Table 1.13 2021/22 Provincial Debt 1

	Year-to-Date to June 30				Full Year
	2021/22			Actual	2021/22			Actual
($ millions)	Budget	Actual	Variance	2020/21	Budget	Forecast	Variance	2020/21
Taxpayer-supported debt
Provincial government
Operating	10,334	9,720	(614)	5,255	14,939	8,565	(6,374)	8,746
Capital [2]	34,607	33,926	(681)	34,113	37,180	37,218	38	33,872
Total provincial government	44,941	43,646	(1,295)	39,368	52,119	45,783	(6,336)	42,618

Taxpayer-supported entities
BC Transportation Financing Authority	13,965	13,782	(183)	12,402	15,538	15,070	(468)	13,321
Health authorities and hospital societies	1,844	1,872	28	1,805	1,841	1,870	29	1,875
Post-secondary institutions	844	880	36	788	858	907	49	882
Social housing [3]	993	746	(247)	134	990	1,281	291	770
Other	284	306	22	337	296	294	(2)	284
Total taxpayer-supported entities	17,930	17,586	(344)	15,466	19,523	19,422	(101)	17,132
Total taxpayer-supported debt	62,871	61,232	(1,639)	54,834	71,642	65,205	(6,437)	59,750
Self-supported debt	28,214	28,018	(196)	26,707	30,238	29,649	(589)	27,350
Total debt before forecast allowance	91,085	89,250	(1,835)	81,541	101,880	94,854	(7,026)	87,100
Forecast allowance	-	-	-	-	1,000	1,000	-	-
Total provincial debt	91,085	89,250	(1,835)	81,541	102,880	95,854	(7,026)	87,100

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes the BC Housing Management Comission and the Provincial Rental Housing Corporation. BC Housing Management Commission has been approved for up to $2 billion for future borrowing to fund investments in affordable housing through HousingHub. The debt forecast reflects projects that have been approved as of June 2021.

First Quarterly Report 2021/22	| 29

Updated 2021/22 financial forecast

Table 1.14 2021/22 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	June 30,	March 31,
($ millions)	2021	2021	2022
Financial assets:
Cash and temporary investments	6,560	6,593	2,521
Other financial assets	15,399	15,672	16,654
Sinking funds	492	498	507
Investments in commercial Crown corporations:
Retained earnings	9,623	10,149	10,745
Recoverable capital loans	26,301	26,904	28,428
	35,924	37,053	39,173
Total financial assets	58,375	59,816	58,855
Liabilities:
Accounts payable and accrued liabilities	13,092	11,543	13,746
Deferred revenue	12,185	12,589	13,265
Debt:
Taxpayer-supported debt	59,750	61,232	65,205
Self-supported debt	27,350	28,018	29,649
Forecast allowance	-	-	1,000
Total provincial debt	87,100	89,250	95,854
Add: debt offset by sinking funds	492	498	507
Less: guarantees and non-guaranteed debt	(1,335)	(1,312)	(1,225)
Financial statement debt	86,257	88,436	95,136
Total liabilities	111,534	112,568	122,147
Net liabilities	(53,159)	(52,752)	(63,292)
Capital and other non-financial assets:
Tangible capital assets	52,781	53,385	58,259
Other non-financial assets	3,585	3,693	3,343
Total capital and other non-financial assets	56,366	57,078	61,602
Accumulated surplus (deficit)	3,207	4,326	(1,690)

Changes in Financial Position

	Year-to-Date	Forecast
	June 30,	March 31,
($ millions)	2021	2022
Deficit/(Surplus) for the period	(975)	4,834
Comprehensive income (increase) decrease	(144)	63
Decrease (increase) in accumulated surplus	(1,119)	4,897

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	1,218	8,166
Less: amortization and other accounting changes	(614)	(2,688)
Increase in net capital assets	604	5,478
Increase (decrease) in other non-financial assets	108	(242)
Increase in capital and other non-financial assets	712	5,236

Increase (decrease) in net liabilities	(407)	10,133

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase in retained earnings	526	1,122
Self-supported capital investments	916	4,588
Less: loan repayments and other accounting changes	(313)	(2,461)
Increase in investment in commercial Crown corporations	1,129	3,249
Increase (decrease) in cash and temporary investments	33	(4,039)
Increase (decrease) in other working capital	1,424	(464)
Increase (decrease) in Investment and working capital	2,586	(1,254)

Increase in financial statement debt	2,179	8,879
Decrease in sinking fund debt	(6)	(15)
Decrease in guarantees and non-guaranteed debt	(23)	(110)
Increase in total provincial debt	2,150	8,754

30 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions – Revenue

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Personal income tax *	11,170	13,340
Current calendar year assumptions
Household income growth	0.8%	4.4%	+/- 1 percentage point change in
Compensation of employees growth	4.5%	8.6%	2021 B.C. household income growth
Tax base growth	0.0%	4.0%	equals +/- $100 to $120 million
Average tax yield	5.53%	5.81%
Current-year tax	10,819	11,978
Prior year’s tax assessments	450	450
Unapplied taxes	100	100
B.C. Tax Reduction	(185)	(190)
Non-refundable B.C. tax credits	(114)	(114)
Policy neutral elasticity **	1.2	1.1	+/- 0.5 change in 2021 B.C.
Fiscal year assumptions			policy neutral elasticity
Prior-year adjustment		1,009	equals -/+ $40 to $50 million

2020 Tax-year	2020 Assumptions
Household income growth	4.9%	5.5%	+/- 1 percentage point change in 2020
Tax base growth	4.9%	6.3%	B.C. household or taxable income
Average 2020 tax yield	5.48%	5.76%	growth equals +/- $120 to $140 million
2020 tax	10,720	11,420	one-time effect
2019 & prior year’s tax assessments	470	500	(prior-year adjustment)
Unapplied taxes	100	100	and could result in an
B.C. Tax Reduction	(190)	(200)	additional +/- $100 to $120 million
Non-refundable B.C. tax credits	(104)	(104)	base change in 2021/22
Policy neutral elasticity **	1.0	2.1
* Reflects information as at August 17, 2021
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	3,409	4,643
Components of revenue (fiscal year)
Instalments – subject to general rate	4,226	4,965
Instalments – subject to small business rate	257	302
Non-refundable B.C. tax credits	(112)	(112)
Advance instalments	4,371	5,155
Prior-year settlement payment	(962)	(512)
Current calendar year assumptions
National tax base ($ billions)	356.4	376.8	+/- 1% change in the 2021
B.C. instalment share of national tax base	13.3%	14.3%	national tax base equals
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	+/- $40 to $50 million
Share of the B.C. tax base subject to the
small business rate	26.8%	26.8%	+/- 1 percentage point change in the
B.C. tax base growth (post federal measures)	10.1%	10.0%	2021 small business share equals
B.C. net operating surplus growth	9.2%	14.9%	-/+ $40 to $50 million

2020 Tax-year	2020 Assumptions
B.C. tax base growth (post federal measures)	-4.0%	6.0%
Share of the B.C. tax base subject to
small business rate	27.3%	27.3%	+/- 1% change in the 2020 B.C. tax base
B.C. net operating surplus growth	-13.6%	-8.1%	equals +/- $40 to $50 million one-time effect
Gross 2020 tax	4,378	4,829	(prior-year adjustment) and could result in an
Prior-year settlement payment	(962)	(512)	additional instalments payments of
Prior years losses/gains (included in above)	(300)	(300)	+/- $60 to $70 million in 2021/22
Non-refundable B.C. tax credits	(105)	(105)

* Reflects information as at August 17, 2021
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2021/22 instalments from the federal government reflects two-third of payments related to the 2021 tax year (paid during Apr-July 2021 and adjusted in Sept and Dec) and one-third of 2022 payments.
Instalments for the 2021 (2022) tax year are based on B.C.'s share of the national tax base for the 2020 (2021) tax year and a forecast of the 2021 (2022) national tax base. B.C.'s share of the 2019 national tax base was 14.1%, based on tax assessments as of December 31, 2020. Cash adjustments for any under/over payments from the federal government in respect of 2020 will be received/paid on March 31, 2022.

ð

First Quarterly Report 2021/22	| 31

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Employer health tax	1,923	2,050
Compensation of employees growth	4.5%	8.6%	+/- 1 percentage point change in the 2021 compensation
			of employees growth equals up to +/- $20 million
Provincial sales tax	7,872	7,936
Provincial sales tax base growth (fiscal year)	5.0%	10.3%	+/- 1 percentage point change in the
Calendar Year nominal expenditure			2021 consumer expenditure growth
Consumer expenditures on durable goods	2.6%	17.9%	equals up to +/- $20 million
Consumer expenditures on goods and services	5.3%	6.6%
Business investment	5.6%	15.9%
Other	7.8%	12.0%
Components of Provincial sales tax revenue			+/- 1 percentage point change in the
Consolidated Revenue Fund	7,867	7,931	2021 business investment growth
BC Transportation Financing Authority	5	5	equals up to +/- $10 million
Fuel and carbon taxes	2,968	3,062
Calendar Year
Real GDP	4.4%	6.0%
Gasoline volumes	5.0%	5.0%
Diesel volumes	5.0%	5.0%
Natural gas volumes	5.0%	5.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	45	45
Natural gas (cents/gigajoule)	223.47¢	223.47¢
Gasoline (cents/litre)	9.96¢	9.96¢
Light fuel oil (cents/litre)	11.71¢	11.71¢

Components of revenue *
Consolidated Revenue Fund	528	539
BC Transit	18	17
BC Transportation Financing Authority	437	438
Fuel tax revenue	983	994
Carbon tax revenue	1,985	2,068
Property taxes	2,970	3,012
Calendar Year
Consumer Price Index	1.7%	2.4%	+/- 1 percentage point change in
Housing starts (units)	34,500	46,000	2021 new construction & inflation
Home owner grants (fiscal year)	887	873	growth equals up to +/- $20 million in
Components of revenue			residential property taxation revenue
Residential (net of home owner grants)	1,167	1,184
Speculation and vacancy	80	80
Non-residential	1,371	1,367	+/- 1% change in 2021 total
Rural area	129	129	business property assessment
Police	36	36	value equals up to +/- $15 million
BC Assessment Authority	101	126	in non-residential property
BC Transit	86	90	taxation revenue
Other taxes	3,470	3,765
Calendar Year
Population	0.6%	0.9%
Residential sales value	8.0%	38.7%
Real GDP	4.4%	6.0%
Nominal GDP	6.4%	11.0%
Components of revenue			+/- 1% change to 2021 residential
Property transfer	1,975	2,335	sales value equals +/- $15 million
Additional Property Transfer Tax (included in above)	99	105	in property transfer revenue,
Tobacco	780	780	depending on property values
Insurance premium	715	650

ð

32 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions – Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	825	1,242
Natural gas price			+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	1.48	1.79	price equals +/- $40 to $60 million,
Sumas, $US/MMBtu	2.79	2.89	including impacts on production
Natural gas production volumes			volumes and royalty program
Billions of cubic metres	60.3	56.9	credits, but excluding any
Petajoules	2,505	2,362	changes from natural gas liquids
Annual per cent change	8.9%	2.6%	revenue (e.g. butane, pentanes)
			Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	48.38	68.11	significantly at different price levels
			+/- 1% change in natural gas
Auctioned land base (000 hectares)	-	6	volumes equals +/- $3 million
Average bid price/hectare ($)	-	660	in natural gas royalties
Cash sales of Crown land tenures	-	4	+/- 1 cent change in the exchange rate
Metallurgical coal price ($US/tonne, fob Australia)	136	158	equals +/-$3 million in natural gas royalties
Copper price ($US/lb)	3.52	4.17
Annual electricity volumes set by treaty	3.8	3.8	+/- $10/bbl change in petroleum price
(million mega-watt hours)			equals +/- $6 million in petroleum royalties
Mid-Columbia electricity price	36.98	69.89	+/- 21% change in natural gas liquids
($US/mega-watt hour)			(equivalent to +/- $10/bbl oil price) prices
			equals +/- $40 to $50 million in natural gas
Exchange rate (US¢/C$, calendar year)	79.0	81.1	liquids royalties
Components of revenue
Bonus bid auctions:			+/- US$20 change in the average
Deferred revenue	91	91	metallurgical coal price
Current-year cash (one-tenth)	-	-	equals +/- $50 to $80 million
Fees and rentals	50	52	+/- 10% change in the average
Total bonus bids, fees and rentals	141	143	Mid-Columbia electricity price
Natural gas royalties after deductions and allowances	286	458	equals +/- $15 million
Petroleum royalties	21	31
Columbia River Treaty electricity sales	161	310	Based on a recommendation
Oil and Gas Commission fees and levies	71	63	from the Auditor General to be
Coal, metals and other minerals revenue:			consistent with generally
Coal tenures	8	8	accepted accounting principles,
Net coal mineral tax	29	84	bonus bid revenue recognition
Net metals and other minerals tax	49	86	reflects ten-year deferral of
Recoveries relating to revenue sharing payments			cash receipts from the sale of
to First Nations	41	41	Crown land tenures
Miscellaneous mining revenue	18	18
Total coal, metals and other minerals revenue	145	237

Gross royalties prior to deductions and allowances
Gross natural gas revenue	625	882
Gross natural gas liquids royalties revenue	439	639

Royalty programs and infrastructure credits
Deep drilling	(514)	(782)
Road, pipeline, Clean Growth Infrastructure Royalty
and other infrastructure programs	(71)	(72)
Total	(585)	(854)
Implicit average natural gas royalty rate	7.7%	10.8%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at August 10, 2021.

ð

First Quarterly Report 2021/22	| 33

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Forests *	1,204	1,434
Prices (calendar year average)			+/- US$50 change in SPF
SPF 2x4 ($US/thousand board feet)	650	900	price equals +/- $125 to $175 million

Crown harvest volumes (million cubic metres)
Interior	35.0	35.0	+/- 10% change in Interior
Coast	11.0	11.0	harvest volumes equals
Total	46.0	46.0	+/- $80 to $90 million
B.C. Timber Sales (included in above)	10.0	10.0	+/- 10% change in Coastal
			harvest volumes equals
Stumpage rates ($Cdn/cubic metre)			+/- $20 to $25 million
Total stumpage rates	24.21	29.21	+/- 1 cent change in
			exchange rate equals
Components of revenue			+/- $20 to $30 million in
Timber tenures (net of revenue sharing recoveries)	744	925	stumpage revenue
Recoveries relating to revenue sharing payments
to First Nations	46	46
B.C. Timber Sales	344	393	The above sensitivities relate
Logging tax	30	30	to stumpage revenue only.
Other CRF revenue	30	30
Recoveries	10	10
* Reflects information as at August 5, 2021
Other natural resource	503	503
Components of revenue
Water rental and licences*	430	431	+/- 5% change in water
Recoveries	50	50	power production equals
Angling and hunting permits and licences	10	9	+/- $15 to $20 million
Recoveries	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to			Revenue sharing from natural gas royalties,
revenue sharing payments to First Nations	88	88	mineral tax and forest stumpage revenues.

Other revenue	9,220	9,388
Components of revenue
Fees and licences
Motor vehicle licences and permits	578	602
International student health fees	70	66
Other Consolidated Revenue Fund	448	453
Summary consolidation eliminations	(14)	(14)
Ministry vote recoveries	187	187
Taxpayer-supported Crown corporations	155	171
Post-secondary education fees	2,508	2,563
Other healthcare-related fees	437	442
School Districts	268	268
Investment earnings
Consolidated Revenue Fund	98	94
Fiscal agency loans & sinking funds earnings	863	865
Summary consolidation eliminations	(43)	(40)
Taxpayer-supported Crown corporations	30	31
SUCH sector agencies	226	286
Sales of goods and services
SUCH sector agencies	704	686
BC Infrastructure Benefits Inc	120	120
Other taxpayer-supported Crown corporations	180	183
Miscellaneous	2,405	2,425

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34 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Health and social transfers	7,939	8,496
National Cash Transfers
Canada Health Transfer (CHT)	43,126	43,126
Annual growth	3.0%	3.0%
Canada Social Transfer (CST)	15,474	15,474
B.C.’s share of national population (June 1)	13.548%	13.573%	+/- 0.1 percentage point change in
			B.C.’s population share equals
B.C. health and social transfers revenue			+/- $60 million
CHT	5,843	5,854
CST	2,096	2,100
Helping Health Care Systems Recover funding	-	542

Other federal contributions	2,591	2,947
Components of revenue
COVID-19 related funding:
Financial Assistance Agreement to Support Closure
and Restoration of Oil and Gas
Sites in British Columbia	40	53
Long term care facilities		134
Canada’s COVID-19 Immunization Plan	135	135
Total	175	322
Disaster Financial Assistance Arrangements	-	-
B.C.’s share of the federal cannabis excise tax	50	60
Low Carbon Economy Leadership Fund	13	13
Other Consolidated Revenue Fund	153	152
Vote Recoveries:
Labour Market Development Agreement	339	339
Labour Market and Skills Training Program	191	191
Home Care	122	122
Mental Health	81	81
Low Carbon Economy Leadership Fund	28	28
Canada-Wide Early Learning and Child Care
Agreement	-	87
Early Childhood Development and
Child Care Services	41	41
Child Safety, Family Support, Children
in Care and with special needs	93	93
Policing and Security	10	10
Public Transit	88	88
Local government services and transfers	191	191
Other recoveries	110	110
Taxpayer-supported Crown corporations	265	290
Post-secondary institutions	527	610
Other SUCH sector agencies	114	119
Service delivery agency direct revenue	7,682	7,988
School districts	705	719
Post-secondary institutions	4,189	4,400
Health authorities and hospital societies	1,023	1,047
BC Transportation Financing Authority	531	522
Other service delivery agencies	1,234	1,300

ð

First Quarterly Report 2021/22	| 35

Updated 2021/22 Financial Forecast

Table 1.15 Material Assumptions - Revenue (continued)

	Budget	Updated
Revenue Source and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Commercial Crown corporation net income	2,865	3,336
BC Hydro	712	704
Reservoir water inflows	100%	102%	+/-1% in hydro generation equals +/- $10 million
Mean gas price	3.08	2.99	+/-10% equals +/-$0.4 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices	30.83	36.47	+/-10% change in electricity trade margin equals +/- $15 million
(Mid-C, $US/MWh)
ICBC	154	471
Vehicle growth	1.8%	1.8%	+/-1% equals +/-$51 million
Current claims cost percentage change	-13.0%	7.2%	+/-1% equals +/-$40 to $44 million
Unpaid claims balance ($ billions)	14.0	13.7	+/-1% equals +/-$137 to $155 million
Investment return	2.3%	3.8%	+/-1% return equals +/-$194 to $212 million
Loss ratio	86.3%	86.2%

36 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.16 Material Assumptions - Expense

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Advanced Education and Skills Training	2,592	2,592
Student spaces in public institutions	206,513	206,513	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs. Current year forecast to be updated at Q3 to align with PSI reporting, consistent with past practice.

Attorney General	1,272	1,272
New cases filed/processed	242,000	210,000	The number of criminal cases proceeded on by the provincial and federal Crown (does NOT include Court Appeal), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
(# for all courts)

Crown Proceeding Act (CPA)	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.

Children and Family Development	2,393	2,393
Average children-in-care	5,160	5,124	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $2.4 million (excluding Delegated Aboriginal Agencies).
caseload (#)
Average annual residential	92,137	94,547
cost per child in care ($)

Education	7,132	7,132
Public School Enrolment (# of FTEs)	567,675	571,838	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2020 for the 2020/21 school year and projected enrolment for February and May 2021 for Distributed Learning and Adults. Projections for 2021/22 are based on the Ministry of Education’s enrolment forecasting model as at July 2021.
School age (K–12)	541,741	546,997
Continuing Education	962	917
Distributed Learning (online)	15,460	14,357
Summer	7,279	7,279
Adults	2,233	2,288

Forests, Lands, Natural Resource
Operations and Rural Development	888	1,633
BC Timber Sales	234	234	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	136	881	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires

Health	23,873	23,873
Pharmacare	1,470	1,470	A 1% change in utilization or prices affects costs by approximately $13 million.

Medical Services Plan (MSP)	5,550	5,550
			A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $32 million.

Regional Services	16,536	16,536

ð

First Quarterly Report 2021/22	| 37

Updated 2021/22 Financial Forecast

Table 1.16 Material Assumptions - Expense (continued)

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Public Safety and Solicitor General	901	934
Policing, Victim Services and Corrections	744	744	Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	36	69	For authorized expenditures under the EPA, including those for
			further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs.

Social Development and Poverty Reduction ..	4,360	4,360
Temporary Assistance	43,800	60,189	The expected-to-work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
annual average caseload (#)

Disability Assistance	116,800	119,207	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
annual average caseload (#)

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	22,470	22,460	The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.
Average cost per client ($)	52,800	52,800
Personal Supports Initiative (PSI)
Average caseload (#)	2,690	2,680
Average cost per client ($)	15,100	15,100

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38 |	First Quarterly Report 2021/22

Updated 2021/22 Financial Forecast

Table 1.16 Material Assumptions – Expense (continued)

	Budget	Updated
Ministry Programs and Assumptions	Estimate	Forecast
($ millions unless otherwise specified)	2021/22	2021/22	2021/22 Sensitivities
Tax Transfers	1,871	1,915
Individuals	876.0	918.0
Climate Action Tax Credit	312.0	312.0	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Child Opportunity Benefit	410.0	410.0
Sales Tax	57.5	57.5
Small Business Venture Capital	30.0	30.0
BC Senior’s Home Renovation	3.0	3.0

Changes in 2020 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2021/22. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Other tax transfers to individuals	63.5	105.5

Corporations	995.0	997.0
Film and Television	117.5	117.5
Production Services	666.7	668.5
Scientific Research & Experimental
Development	101.3	101.3
Interactive Digital Media	71.3	71.3
Mining Exploration	20.0	20.0
Other tax transfers to corporations	18.2	18.4

Prior-year adjustment (included above)*
Individuals		34.5
Corporations		-
2020 Tax-year	2020 Assumptions
Tax Transfers	1,670.0	1,702.0
Individuals	647.0	679.0
Corporations	1,023.0	1,023.0
Film and Television	120.0	120.0
Production Services	695.0	695.0
Scientific Research & Experimental
Development	95.0	95.0
Interactive Digital Media	75.0	75.0
Other tax transfers to corporations	38.0	38.0
*2021/22 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,340	1,309
Interest rates for new provincial borrowing:			Full year impact on MoPD on interest costs of a 1% change in interest rates equals $52.7 million; $100 million increase in debt level equals $2.3 million.
Short-term	0.20%	0.21%
Long-term	2.53%	2.96%
CDN/US exchange rate (cents)	126.2	122.2
Service delivery agency net spending	7,888	8,160
School districts	576	574
Post-secondary institutions	4,181	4,306
Health authorities and hospital societies	965	1,025	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
BC Transportation Financing Authority	1,467	1,459
BC Infrastructure Benefits Inc	120	120
Other service delivery agencies	579	676

First Quarterly Report 2021/22	| 39

Updated 2021/22 Financial Forecast

Table 1.17 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2021/22	2021/22	Change	2020/21
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	32,750	33,400	650	32,444
Service delivery agencies [2]	6,910	7,019	109	6,042
Total FTEs	39,660	40,419	759	38,486

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

40 |	First Quarterly Report 2021/22

PART 2 | ECONOMIC REVIEW AND OUTLOOK 1

Summary

B.C.’s economic recovery has been supported by the reopening of the economy and easing of restrictions following rising vaccination rates, along with ongoing government emergency response programs. Since Budget 2021, economic activity has been stronger than expected and the outlook has improved. However, the recovery has been uneven and the COVID-19 pandemic continues to weigh on the economic recovery globally, in Canada, and in B.C.

There continues to be a high degree of uncertainty regarding the evolution of the pandemic and the path of the economic recovery. The outlook is conditional on assumptions which could change substantially over the coming months. Recently, COVID-19 case counts have increased and new targeted provincial health measures have been implemented. Due to uncertainty related to COVID-19, the outlook is subject to a larger than normal degree of risk and potential revision.

The economic outlook assumes that provincial, national and global economic activity broadly returns to pre-pandemic levels over the course of 2021 and 2022. Underpinning the projected recovery are assumptions that large-scale global immunization campaigns will allow the resumption of economic activity in high-contact sectors of the economy and that global travel restrictions will ease. The timing of the recovery will vary by jurisdiction and industry. High-contact service industries such as tourism, hospitality, entertainment and recreation are anticipated to take longer to rebound relative to other industries. While the pandemic is not over and economic challenges remain, the recovery is expected to become more broad-based over time.

Chart 2.1 Ministry’s Outlook for B.C. Prudent Compared to Private Sector

Sources: Ministry of Finance; Private Sector Average (Economic Forecast Council subset consisting of BMO, CIBC, National Bank, RBC, Scotiabank and TD).

[1]	Reflects data available as of August 25, 2021, unless otherwise indicated.

First Quarterly Report 2021/22	| 41

Economic review and outlook

The Ministry of Finance (Ministry) forecasts that the economy will expand by 6.0 per cent in 2021 and by 4.0 per cent in 2022. The Ministry’s forecast for B.C. real GDP growth is lower than the current average outlook of six private sector forecasters2 (a subset of the Economic Forecast Council), with 0.3 percentage points of prudence in both 2021 and 2022. This differential is one of the levels of prudence built into the fiscal plan.

The main downside risk to B.C.’s economic outlook is uncertainty regarding the recovery path and the degree to which the COVID-19 pandemic will have lasting impacts on provincial, national and global economies. Other risks include ongoing uncertainty regarding global trade policies and lower commodity prices.

British Columbia Economic Activity and Outlook

The economic outlook has improved over the forecast horizon. Following an estimated decline of 4.1 per cent in 2020, the Ministry expects B.C. real GDP to rebound by 6.0 per cent in 2021 and grow by 4.0 per cent in 2022, up from the Budget 2021 forecast of 4.4 per cent and 3.8 per cent, respectively.

The rollout of COVID-19 vaccines and the resulting easing of public health restrictions are contributing to these improvements. Progress on the vaccination campaign has spurred optimism among households, businesses and governments, as well as brought forward the gradual resumption of economic activities constrained by the pandemic, as guided by BC’s Restart Plan. The improved forecast also reflects recent data releases showing better than expected recovery in the labour market and exports, along with ongoing resiliency in retail sales and housing activity. Nevertheless, while downside risks to the outlook with respect to vaccination progress have decreased, the path to economic recovery remains uncertain. Consequently, risks to the outlook remain elevated.

Table 2.1 British Columbia Economic Indicators

Year-to-Date
	Jan. to Mar. 2021	Apr. to Jun. 2021	Jan. to Jun. 2021
	change from	change from	change from
All data seasonally adjusted	Oct. to Dec. 2020	Jan. to Mar. 2021	Jan. to Jun. 2020
Per cent change
Employment	+1.6	+0.1	+7.4
Manufacturing shipments	+12.6	+5.0	+30.4
Exports	+10.5	+11.6	+33.7
Retail sales	+3.7	+0.5	+21.2
Housing starts	+29.1	-5.4	+44.8
Non-residential building permits	-9.8	+5.9	-1.7

The Ministry estimates that B.C. nominal GDP fell by 3.2 per cent in 2020 and will grow by 11.0 per cent in 2021, well above the Budget 2021 projection of 6.4 per cent. The upward revision in nominal GDP for 2021 reflects the gain in real activity discussed above, as well as higher expectations for price growth. The outlook for 2022 is similar to Budget 2021, with a 5.4 per cent gain expected.

An average of six private sector forecasters expects B.C. to experience the third strongest rebound in economic activity among provinces in both 2021 and 2022, behind provinces that saw larger contractions in 2020. These private sector forecasters project B.C. real GDP growth of 6.3 per cent in 2021 and 4.3 per cent in 2022. This is better than the expected national growth of 6.1 per cent in 2021 and 4.2 per cent in 2022.

[2]	A subset of the Economic Forecast Council that regularly forecasts economic performance in all provinces (BMO, CIBC, National Bank, RBC, Scotiabank, and TD), as of August 6, 2021.

42 |	First Quarterly Report 2021/22

Economic review and outlook

Labour Market

Employment in B.C. has surpassed its pre-pandemic levels, however, the rebound has been uneven. In July 2021, there were 13,900 more jobs in the province than prior to the pandemic in February 2020. However, there were fewer full-time jobs, fewer employed female workers (particularly female youths), and many industries have yet to fully recover. On a year-to-date basis, B.C. employment was up by 7.5 per cent (+183,400 jobs) compared to the same period one year ago (which includes the pandemic lows), led by job gains in the service sector (+9.0 per cent or +178,100 jobs). Year-to-date to July, part-time employment was 17.4 per cent (+86,000 jobs) higher than the first seven months of 2020 and full-time employment was up by 5.0 per cent (+97,400 jobs). However, compared to February 2020, full-time employment in July 2021 was still 1.4 per cent (-29,500 jobs) lower while part-time employment was 7.8 per cent (+43,200 jobs) higher. Women and youth tend to be overrepresented in some of the industries hardest hit by the pandemic. While employment has improved for these groups alongside the general employment recovery, some gaps remain. As of July 2021, female workers have not fully regained their pandemic job losses while male employment was higher relative to their pre-pandemic levels. Similarly, while the total level of youth employment was higher than in February 2020, female youth employment remained below pre-pandemic levels.

Chart 2.2 B.C. Employment

Sources: Statistics Canada (Labour Force Survey); Haver Analytics

On an industry-basis, the job recovery has been uneven with high-contact services and construction generally below pre-pandemic levels. While there were 53,900 (+2.5 per cent) more people employed in the service sector in July 2021 than in February 2020, some service industries that were heavily impacted by social distancing and travel restrictions continued to struggle to gain back their job losses, such as accommodation and food services (-23,300 jobs), wholesale and retail trade (-12,100 jobs), transportation and warehousing (-4,300 jobs), information, culture and recreation (-4,100 jobs) and other services (-5,400 jobs). The goods sector has not fully recovered from its employment losses due to the pandemic, with 40,100 fewer jobs (-8.0 per cent) in July 2021 compared to February 2020, driven by lower employment in construction (-38,300 jobs).

First Quarterly Report 2021/22	| 43

Economic review and outlook

B.C.’s unemployment rate had declined to 6.6 per cent in July 2021 from its peak of 13.4 per cent in May 2020, but was still elevated relative to February 2020’s 5.1 per cent. Year-to-date to July 2021, the B.C. unemployment rate averaged 7.0 per cent. New labour force data shows that since at least July 2020 (when data became available), visible minorities in B.C. have experienced persistently higher unemployment rates than British Columbians who are neither Indigenous nor part of a visible minority group.

B.C.’s long-term unemployment has been trending down in recent months. The share of unemployed people that have been without work for 27 weeks or more was 23.7 per cent in July 2021, down from its highest reading in 36 years of 33.0 per cent recorded in February 2021, but still higher than the pre-pandemic reading of 12.8 per cent.

Long-term unemployment is associated with the risks of skill erosion and labour market detachment. Meanwhile, B.C.’s labour force rose by 4.7 per cent year-to-date and was 2.2 per cent higher than February 2020, reflecting population growth and a year-to-date increase in the labour force participation rate to 65.4 per cent from 63.1 per cent.

As of March 2021, employee compensation (aggregate wages, salaries and employers’ social contributions) in B.C. has recovered relative to its pre-pandemic levels, increasing by 4.7 per cent compared to February 2020.

Outlook

The outlook for B.C.’s labour market has improved. The reopening of the economy and easing of pandemic restrictions have supported labour market performance, but the path to a broader recovery will depend on the path of recovery in consumer demand for high-contact services. The Ministry forecasts employment in B.C. to increase by 6.5 per cent in 2021 (approximately +162,000 jobs) and then by 2.8 per cent in 2022 (approximately +75,000 jobs).

The province’s unemployment rate is expected to average 6.7 per cent in 2021 and 6.0 per cent in 2022.

Consumer Spending and Housing

Consumer spending has largely maintained the significant gains seen since mid-2020, despite COVID-19 related restrictions in response to the third wave of the pandemic. Meanwhile, housing activity has declined from a record high observed in March amid a softening market and stricter mortgage stress test rules implemented in June. Despite a moderation in recent months, consumer spending and housing activity remained at historically high levels as the economy reopened. Spending activity continued to be supported by extended government emergency response programs and low interest rates. In addition, higher-wage workers were more likely to retain employment and maintain their income levels during the pandemic, which also supported housing activity. Base-year effects3 also contributed to the strong performance.

3 Year-to-date and year-over-year growth rates compare economic activity in 2021 to 2020. For many economic indicators, activity was low at the onset of the COVID-19 pandemic in 2020. The base year effect refers to the higher than normal growth rates observed when comparing 2021 activity levels against the 2020 lows.

44 |	First Quarterly Report 2021/22

Economic review and outlook

Year-to-date to June 2021, B.C. nominal retail sales were 21.2 per cent higher than the same period in 2020. Underlying the headline growth figure were increases in all major categories, driven by purchases at motor vehicles and parts dealers (+39.4 per cent), building material and garden equipment and supplies dealers (+35.5 per cent), as well as gasoline stations (+24.2 per cent). Growth of sales at food and beverage stores (+2.4 per cent), a category that led last year’s rebound, subsided in the first half of 2021 compared to the same period a year earlier.

Chart 2.3 B.C. Retail Sales

Sources: Statistics Canada; Haver Analytics

While retail trade data offers a clear indication of consumer spending on goods, there is a lack of timely comprehensive data for consumer spending on services at the provincial level. National and sector-specific data suggests that B.C. consumer spending on services remains at a low level. National data shows that nominal Canadian consumer spending on services in the first quarter of 2021 fell by 9.5 per cent compared to the same quarter of 2020. Sales at food services and drinking places in B.C., which provides a partial picture, remained 8.8 per cent lower than pre-pandemic levels in June 2021.

Rebounding consumer confidence is supporting spending on goods. The Conference Board of Canada’s consumer confidence index for B.C. averaged 127.1 points in the first eight months of this year and was 33.9 points higher than the same period of last year. In August 2021, the index surpassed its pre-pandemic level for the first time since the start of the COVID-19 pandemic.

Monthly B.C. home sales reached a record high in March 2021, but have declined by 35.4 per cent in the following four months as the housing market began to ease from significant increases in activity observed in prior months. Despite the decline, monthly B.C. MLS home sales in July 2021 remained at higher levels than were seen in any month in 2018 or 2019. Housing market activity in B.C. has been supported by resilient higher-wage employment, low interest rates and increased demand for larger dwellings by remote workers. Year-to-date to July 2021, B.C. MLS home sales increased by 90.9 per cent compared to the first seven months of 2020. Underlying this year-to-date rise were higher sales in every region, including the four largest: Greater Vancouver (+99.9 per cent), Fraser Valley (+111.6 per cent), Okanagan-Mainline (+89.3 per cent) and Victoria (+63.2 per cent).

First Quarterly Report 2021/22	| 45

Economic review and outlook

Meanwhile, the average home sale price in B.C. increased by 21.1 per cent in the first seven months of 2021 compared to the same period a year earlier. Strong average sale price growth was observed in all regions.

Chart 2.4 B.C. Home Sales and Price

Sources: Canadian Real Estate Association; Haver Analytics

Regional MLS composite benchmark house prices (which incorporate all dwelling types) for Greater Vancouver and the Fraser Valley were higher than last year, with year-to-date to July increases of 10.9 per cent and 18.0 per cent, respectively. Price increases were observed across all dwelling types, but were strongest for single-family detached dwellings, followed by townhouses and then apartments.

Chart 2.5 Greater Vancouver HPI Benchmark Price

MLS HPI benchmark price in Greater Vancouver

(dollars, nsa)

Sources: Canadian Real Estate Association; Haver Analytics

46 |	First Quarterly Report 2021/22

Economic review and outlook

Housing starts strengthened in 2021, reaching a record high in March and averaging 51,477 annualized units over the January to July period of 2021 — well above the ten-year historical average of 35,025 units. On a year-to-date basis, B.C. housing starts were 41.8 per cent higher than the same period one year ago. The value of residential building permits, a leading indicator of home construction, rose by 9.5 per cent year-to-date to June, led by gains in single-detached dwellings.

Chart 2.6 B.C. Housing Starts

Source: Canada Mortgage and Housing Corporation; Haver Analytics

* Historical average from Jan. 2011 to Dec. 2020

Outlook

Consumer spending is expected to remain strong in the second half of this year, supported by a gradual recovery in spending on services following easing restrictions. The Ministry forecasts real household consumption of goods and services to increase by 4.2 per cent in 2021, followed by 4.9 per cent in 2022.

The Ministry expects nominal retail sales to moderate as consumers gradually shift to more spending on services instead of goods. Strong year-to-date activity is supporting a retail sales forecast of 9.8 per cent growth in 2021, moderating to 4.7 per cent growth in 2022.

The Ministry forecasts unit home sales to increase by 22.3 per cent in 2021 and then fall by 15.6 per cent in 2022. The forecasted decline in homes sales partly reflects an expectation of rising interest rates. Meanwhile, average home sale price growth in B.C. is expected to be 13.4 per cent in 2021 and 2.2 per cent in 2022. Putting unit sales and prices together, the total value of home sales is forecast to increase by 38.7 per cent in 2021 and then decline by 13.8 per cent in 2022.

The Ministry expects B.C. housing starts to total approximately 46,000 units in 2021 and 37,511 units in 2022.

First Quarterly Report 2021/22	| 47

Economic review and outlook

Inflation

Stronger demand for goods and services as the economy reopens, as well as supply-chain constraints, have put upward pressure on prices. Prices grew year-over-year in most major categories of the B.C. Consumer Price Index (CPI), led by increases in shelter prices. Despite a moderation in the price growth of transportation and the waning impact of base-year effects, price growth remained strong in recent months. The year-over-year B.C. CPI inflation rate in July 2021 was 3.1 per cent, up from 2.4 per cent in the previous month.

Year-to-date to July, consumer prices rose by 2.2 per cent compared to the same period in 2020, supported by increases in prices for shelter, transportation and food.

Chart 2.7 B.C. Inflation

Sources: Statistics Canada; Haver Analytics

Outlook

In its July 14, 2021 Monetary Policy Statement, the Bank of Canada characterized the current inflationary pressures as transitory and expected CPI inflation to decrease back toward 2.0 per cent over the medium-term. The Ministry is forecasting that consumer price inflation in B.C. will be 2.4 per cent in 2021 and 2.3 per cent in 2022. For Canada, the annual rate of inflation is expected to be 2.8 per cent in 2021 and 2.4 per cent in 2022.

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Business and Government

Non-residential construction permitting has slowed so far this year, following a decline of 14.8 per cent in 2020. The total value of non-residential building permits fell by 1.7 per cent year-to-date to June compared to the same period of last year. Underlying this were declines in permit issuance for institutional and governmental buildings (-10.7 per cent) and commercial buildings (-2.0 per cent) relative to the first six months of 2020. Meanwhile, the value of permit issuance for industrial buildings increased (+21.5 per cent).

Small business confidence in B.C. has recovered since experiencing a significant setback during the initial months of the pandemic, according to the Canadian Federation of Independent Business’ business barometer index. Small business sentiment for the medium-term (next twelve months) and short-term (next three months) were both above pre-pandemic levels in July 2021. However, pandemic-related uncertainty for small businesses remains.

B.C.’s tourism sector continues to be severely impacted by COVID-19. The number of international travelers entering the province collapsed as travel restrictions were put in place to support containment. Visitor numbers have remained relatively unchanged since a decline of 84.5 per cent in 2020. Year-to-date to June 2021, the number of international visitors to B.C. was down by 82.9 per cent relative to the same period in 2020. Tourism will likely see a more substantial recovery with the ongoing lifting of travel restrictions.

Outlook

Following an estimated decline of 1.4 per cent in 2020, the Ministry forecasts total real investment in B.C. (business and government) to rise by 13.2 per cent in 2021 and then by 1.9 per cent in 2022.

Following an estimated decline of 2.9 per cent last year, real business investment is projected to grow by 10.8 per cent in 2021, with increases expected in all segments (non-residential, residential, machinery and equipment, and intellectual property). Looking further ahead, real business investment is forecast to grow by 1.7 per cent in 2022.

Real expenditure on goods and services by all levels of government is estimated to have increased by 7.8 per cent in 2020, driven by the provincial and federal response to the COVID-19 pandemic. The level of real government spending is forecast to remain unchanged in 2021 and then grow by 0.7 per cent in 2022.

Following an estimated decline of 8.1 per cent in 2020, the Ministry expects the nominal net operating surplus of corporations (an approximation of corporate profits) to increase by 14.9 per cent in 2021 and then by 3.5 per cent in 2022.

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External Trade and Commodity Markets

As many economies around the world reopened, B.C.’s merchandise exports benefited from a recovery in global demand and higher commodity prices. After contracting by 8.1 per cent in the previous year, provincial merchandise exports rose by 33.7 per cent in the first six months of 2021 compared to the same period of 2020. The majority of the gain was driven by higher exports of forestry products and building and packaging materials (+76.3 per cent), energy products (+21.6 per cent) and metal and non-metallic mineral products (+51.4 per cent).

Chart 2.8 B.C. Exports

Source: BC Stats

The value of B.C. merchandise exports to the U.S. increased by 48.8 per cent during the January to June period of 2021 compared to the same period of last year, led by advances in exports of solid wood products and energy products (primarily natural gas).

Exports to non-U.S. destinations recovered relatively more slowly, however, substantial gains in 2021 have left them well above pre-pandemic levels. Exports of metal and non-metallic mineral products, as well as forestry products and building and packaging materials were the main drivers of a 16.7 per cent year-to-date to June increase in B.C. merchandise exports to non-U.S. destinations.

Following a 3.2 per cent decline in 2020, B.C.’s manufacturing shipments have rebounded, surpassing February 2020’s pre-pandemic levels in every month since January 2021. Year-to-date to June, B.C.’s manufacturing shipments increased by 30.4 per cent compared to the same period of 2020 (which includes the contraction at the onset of the COVID-19 pandemic). Among durable goods (+38.8 per cent), higher shipments of wood products (+114.7 per cent) more than offset lower shipments of non-metallic mineral products (-27.2 per cent, the largest decline among all categories), transportation equipment (-4.2 per cent) and computer and electronic products (-1.6 per cent). Higher shipments of non-durable goods (+19.9 per cent) were largely attributable to food (+11.0 per cent) and paper (+18.9 per cent) shipments.

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B.C. tourism data and national export data suggest that B.C.’s exports of services have largely not recovered from the sharp decline during the pandemic. Provincial-level data on exports of services in 2020 will not be available until late 2021. However, available national-level data shows that Canadian service exports were down 5.2 per cent in the first six months of 2021 relative to the same period of 2020, with most of the losses occurring in the travel services category (-43.9 per cent). In B.C., the number of international travelers entering the province nearly stopped during the pandemic and remains very low, indicating a similar decline in service exports.

Limited lumber supply and resilient Canadian and U.S. housing markets continued to support high lumber prices into early 2021. After reaching a record high in May, lumber prices have dropped significantly in the subsequent two months as demand softened in the home consumer do-it-yourself market. The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $624 US/000 board feet in July, down from $1,618 in May, but well above February 2020’s pre-pandemic level of $435. The monthly SPF 2x4 lumber price averaged $1,091 US/000 board feet during the January to July period of 2021, 165.7 per cent higher than the first seven months of 2020.

Increasing energy demand as economies reopened and limited supply due to ongoing production cuts between OPEC nations led to higher crude oil prices in the first seven months of 2021. The West Texas Intermediate (WTI) price averaged $63.45 US/barrel in the January to July period of 2021, up by 69.9 per cent compared to the same period of 2020. Meanwhile, the plant inlet price of natural gas averaged $1.84 C/GJ in the first seven months of 2021, up by 147.0 per cent from the same period of 2020. Natural gas prices have been supported by improved market access (pipelines being reopened or brought online), temporary increases in demand due to extreme weather events and reduced domestic supply in the U.S.

Base metal and mineral prices experienced increases as global demand recovered. Following declines in 2020, year-to-date to July prices for molybdenum, zinc, lead and metallurgical coal all recorded increases compared to the same period of 2020 when prices collapsed. Prices for copper and silver continued to build off the previous year’s momentum and recorded gains, while prices for gold moderated slightly from earlier peaks but remained up on a year-to-date basis compared to the same period in 2020.

Outlook

Following an estimated contraction of 9.1 per cent in 2020, real exports of goods and services is projected to increase by 4.1 per cent in 2021 and by 5.7 per cent in 2022.

The price of lumber is forecast to average $900 US/000 board feet in 2021 and $500 US/000 board feet in 2022. The plant inlet price for natural gas is expected to average $1.79 C/GJ in 2021/22. The outlook is subject to considerable uncertainty, as commodity prices can be volatile.

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Economic review and outlook

Demographics

On April 1, 2021, B.C.’s population was 5.17 million people, up 0.6 per cent from the same date in 2020. During the January to March period of 2021, the province welcomed 22,009 net new residents, more than double the net increase in the same period one year ago. Underlying the faster pace of migration was an increase in both net interprovincial migration (from +3,500 persons to +9,013 persons) and net international migration (from +7,311 persons to +12,996 persons) compared to the same quarter of last year.

Outlook

The forecast calls for B.C.’s July 1 population to increase by 0.9 per cent in 2021 and by 1.3 per cent in 2022.

Total net migration is expected to be about 70,900 persons in 2021 and 70,100 persons in 2022. International migrants are expected to make up between 70 and 80 per cent of migrants, as they have in recent years (with the exception of 2020, when international travel was largely stopped by the COVID-19 pandemic). Expectations for the easing of travel restrictions, economic recovery and the fall 2020 increase in federal immigration targets are supporting the forecast. However, the outlook is subject to uncertainty, as the COVID-19 pandemic could continue to have a material impact on international migration going forward.

Risks to the Economic Outlook

B.C.’s economy, like other provincial, national and global economies, has been significantly impacted by the COVID-19 pandemic. There are various elements of uncertainty that will influence the path of B.C.’s economic recovery. The economic forecast is based on information that is currently available and the outlook is subject to a larger than normal degree of uncertainty and potential revision. While upside risks are present (such as a faster than anticipated reopening of the economy), risks continue to be weighted to the downside. Downside risks to B.C.’s economic outlook include the following:

•	emergence of COVID-19 variants of concern and future outbreaks in B.C., Canada or among B.C.’s trading partners;

•	delays in the vaccination rollout among B.C.’s trading partners;

•	medium- to long-term damage to the economy due to the pandemic through channels such as persistent unemployment and labour market detachment, higher precautionary saving by households, business closures, or lower private capital investment;

•	weakening global economic activity, exacerbated by COVID-19, resulting in reduced demand for B.C.’s commodity exports;

•	ongoing global trade tensions and broader economic challenges in Asia, Europe, and the U.K.;

•	higher volatility in international foreign exchange, stock, and bond markets;

•	lower commodity prices, particularly for lumber, natural gas, and coal; and

•	timing of investment and hiring related to the LNG Canada project, similar to the risks that exist for other major capital projects.

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External Outlook

The external outlook has improved across all of B.C.’s major trading partners. Supportive monetary policies and fiscal stimulus have aided the recovery in economic activity. Vaccines have proven their effectiveness in reducing transmission, hospitalizations and deaths related to COVID-19. However, the pace of vaccine rollouts varies globally, with progress slowing down or lagging behind in many countries and variants of concern increasing uncertainty. As some countries reopened their economies and removed containment measures, others continued to experience rising COVID-19 cases and imposed stricter pandemic restrictions. Recovery prospects vary with the progress of vaccination and the extent to which countries are able to reopen their economies without creating additional pressures on their healthcare systems.

United States

The reopening of the economy, as well as ongoing supportive monetary and fiscal policy have contributed to the U.S. economic recovery in 2021. Following annualized growth of 6.3 per cent in the first quarter of 2021, U.S. real GDP grew by an annualized rate of 6.5 per cent in the second quarter, bringing total economic activity to 0.8 per cent above its pre-pandemic level. Growth in the second quarter reflected strength in consumer consumption (led by spending on services), which offset declines in net exports, private sector investment and government spending.

Chart 2.9 U.S. Real GDP

Sources: U.S. Bureau of Economic Analysis; Haver Analytics

The U.S. labour market recorded net job gains in every month since January 2021. However, as of July 2021, employment remained 5.7 million jobs lower (-3.7 per cent) than February 2020. On a year-to-date basis, employment was 2.3 million jobs (+1.6 per cent) above the first seven months of last year. The unemployment rate was 5.4 per cent in July 2021, down from a peak of 14.8 per cent in April of last year, but elevated relative to the pre-pandemic rate of 3.5 per cent. Despite recent declines, the number of long-term unemployed was more than triple pre-pandemic levels. Meanwhile, the U.S. labour force participation rate of 61.7 per cent in July 2021 was 1.6 per cent lower than February 2020.

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U.S. home building activity was resilient in the first seven months of 2021. As of July 2021, housing starts were 3.5 per cent lower than pre-pandemic levels, but up by 20.4 per cent on a year-to-date basis compared to the same period of 2020 (which includes the declines during the early months of the pandemic). Meanwhile, residential building permits (a leading indicator of building activity) were 10.3 per cent higher than pre-pandemic levels and were up by 25.2 per cent year-to-date.

Chart 2.10 U.S. Housing Starts

Sources: U.S. Census Bureau; Haver Analytics

Similar to B.C. and Canada, U.S. home sales activity rebounded in mid-2020 and into early 2021. However, new home sales have fallen by 28.7 per cent from January 2021 to July 2021 and are now lower than pre-pandemic levels. Sales of existing homes also softened in recent months. In contrast to sales activity, the median sales price for new homes in July 2021 was up by 17.7 per cent compared to February 2020 while existing home prices rose by 33.1 per cent.

U.S. nominal retail sales have been well above pre-pandemic (February 2020) levels so far this year. Year-to-date to July 2021, sales were up by 21.9 per cent compared to the first seven months of 2020 (which includes the pandemic lows). Underlying the headline year-to-date growth figures were broad-based gains in sales across all major groups of retailers, led by motor vehicle and parts dealers, food services and drinking places, as well as non-store retailers.

U.S. consumer confidence has picked up in 2021 after showing little improvement in 2020. The Conference Board consumer confidence index’s 129.1 reading in July 2021 was its highest level since the start of the pandemic and was 3.5 points shy of February 2020’s reading. Year-to-date to July 2020, the consumer confidence index averaged 113.2 points, up by 7.0 points compared to the same period one year ago.

While the COVID-19 pandemic continued to pose challenges to international trade conditions, U.S. merchandise exports have recovered as global demand and oil prices rebounded. In June 2021, the value of U.S. merchandise exports rose by 7.5 per cent compared to February 2020’s pre-pandemic levels and was up by 22.9 per cent on a year-to-date basis.

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Outlook

Consensus Economics (Consensus) forecasters have raised their near-term projections for U.S. economic growth relative to projections from earlier this year. The July 2021 Consensus survey forecasts U.S. real GDP to expand by 6.6 per cent in 2021. For 2022, Consensus forecasts growth of 4.4 per cent (Table 2.2).

Table 2.2 U.S. Real GDP Forecast: Consensus versus B.C. Ministry of Finance
	2021	2022
	Per cent change in real GDP
B.C. Ministry of Finance	6.2	3.9
Consensus Economics (July 2021*)	6.6	4.4

* Comparable month to B.C. Ministry of Finance forecast.

Uncertainty regarding the pandemic and trade tensions continue to weigh on the economic outlook. In recognition of these uncertainties, the Ministry’s assumptions for U.S. growth are prudent relative to the July 2021 Consensus (the Consensus comparable to when Ministry assumptions were developed). The Ministry assumes that U.S. real GDP will grow by 6.2 per cent in 2021 and by 3.9 per cent in 2022.

Chart 2.11 Consensus Outlook for the U.S. in 2021

Source: Consensus Economics

The chart above represents forecasts for U.S. real GDP growth in 2021 as polled on specific dates. For example, forecasters surveyed on January 13, 2020 had an average 2021 U.S. real GDP growth forecast of 1.9 per cent, while on August 9, 2021 they forecast 2021 U.S. real GDP to grow by 6.2 per cent.

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Canada

Despite the third wave of the COVID-19 pandemic, the recovery of the Canadian economy continued to progress in the first half of 2021, supported by rising vaccination rates, ongoing monetary and fiscal policy supports to businesses and households, a recovering labour market, stronger global demand and higher commodity prices. Canadian real GDP grew by an annualized 5.6 per cent in the first quarter of 2021, driven by increases in residential investment, goods exports, household consumption and government spending. Compared to pre-pandemic levels, however, Canadian real GDP was still 1.7 per cent lower.

Chart 2.12 Canadian Real GDP

Sources: Statistics Canada; Haver Analytics

Canadian employment has yet to fully recover from the nearly 3 million jobs lost in March and April of 2020 at the onset of the COVID-19 pandemic. As of July 2021, there were still nearly 246,400 fewer Canadians employed relative to pre-pandemic (February 2020) levels. Year-to-date to July 2021, employment was up by 5.1 per cent compared to the first seven months of 2020 (a period including the pandemic lows). Meanwhile, the unemployment rate decreased by 1.8 percentage points year-to-date to average 8.1 per cent, but July 2021’s 7.5 per cent unemployment rate was still 1.8 percentage points higher than it was in February 2020. The labour force participation rate averaged 64.9 per cent in the January to July period of 2021, still 0.3 percentage points lower in July than pre-pandemic levels. Despite overall labour market improvements, full-time employment and employment in high-contact service industries and construction have not returned to pre-pandemic levels. Similarly, while employment for women, youth and visible minorities has improved and the employment gaps between these groups and their counterparts have become narrower, their employment was still lower than pre-pandemic levels. Furthermore, elevated long-term unemployment continues to weigh on the Canadian labour market’s recovery.

The strength observed last year in the Canadian housing market continued into early 2021, with both construction and sales reaching record-high levels in March. Since then, housing starts and home sales have retreated from their peaks by 18.3 per cent and 28.0 per cent, respectively. However, activity remained elevated compared to historical levels. July 2021 housing starts were 29.6 per cent higher than pre-pandemic (February 2020) levels and were up by 41.2 per cent year-to-date compared to the same period of last year. The growth so far in 2021 was largely driven by strong starts activity in the urban centers of Montreal and Vancouver. Meanwhile, Canadian MLS home sales in July 2021 were up by 54.1 per cent on a year-to-date basis and were 9.6 per cent higher relative to February 2020. Year-to-date sales growth was broad-based, with double-digit gains observed in all provinces, though July 2021 sales were lower than pre-pandemic levels in Prince Edward Island and Quebec. Year-to-date to July, the average home sale price rose by 28.3 per cent and was 24.9 per cent higher than pre-pandemic levels.

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Canadian nominal retail sales had returned to their pre-pandemic (February 2020) levels by early summer of last year and continued to rise until March 2021. Retail sales moderated in the following two months as provinces imposed stricter public health restrictions to control the third wave of the COVID-19 pandemic. Sales rose in June as provinces eased restrictions, bringing year-to-date total retail sales to 17.9 per cent higher than the first half of 2020 (which includes the low levels observed earlier at the start of the pandemic) and were up by 8.0 per cent compared to February 2020.

Canadian merchandise exports have recovered from the sharp declines experienced at the early stages of the COVID-19 pandemic as global economies reopened and commodity prices rebounded. The value of Canadian merchandise exports in the first half of 2021 rose by 22.5 per cent relative to the same period of 2020 and were 11.5 per cent above pre-pandemic levels. Services exports, on the other hand, were still down 14.7 per cent in June 2021 compared to February 2020. Shipments of Canadian manufactured goods in the first six months of 2021 were 20.6 per cent higher than the same period of last year (partly due to base-year effects), while June 2021 shipments were 4.3 per cent above pre-pandemic levels.

Outlook

The July 2021 Consensus forecasts Canadian real GDP to rise by 6.2 per cent in 2021 and by 4.2 per cent in 2022 (Table 2.3).

Table 2.3 Canadian Real GDP Forecast: Consensus versus B.C. Ministry of Finance

	2021	2022
	Per cent change in real GDP
B.C. Ministry of Finance	5.9	3.8
Consensus Economics (July 2021*)	6.2	4.2

* Comparable month to B.C. Ministry of Finance forecast.

Uncertainty in the Canadian economic outlook remains with the potential for medium- and long-term negative impacts from the pandemic recession, ongoing global trade tensions and volatile commodity prices. Accordingly, the Ministry’s outlook is lower than the July 2021 Consensus (the Consensus comparable to when Ministry assumptions were developed). The Ministry assumes that the Canadian economy will rebound by 5.9 per cent in 2021 and then grow by 3.8 per cent in 2022.

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Chart 2.13 Consensus Outlook for Canada in 2021

Source: Consensus Economics

The chart above represents forecasts for Canadian real GDP growth in 2021 as polled on specific dates. For example, forecasters surveyed on January 13, 2020 had an average 2021 Canadian real GDP growth forecast of 1.8 per cent, while on August 9, 2021 they forecast 2021 Canadian real GDP to grow by 6.1 per cent.

Asia

China’s economy continued to recover during the first half of this year, building off the momentum from the previous year’s V-shaped recovery. In the second quarter of 2021, China real GDP grew by an annualized 7.7 per cent, following 3.2 per cent annualized growth in the first quarter. Factors that drove last year’s recovery, including industrial production, consumer consumption and domestic investment have softened in recent months, while the service sector continues to lag the recovery in other parts of the economy.

The COVID-19 pandemic continues to weigh on Japan’s economy in 2021, following a contraction of 4.6 per cent in the previous year. Japan real GDP advanced by an annualized 1.3 per cent in the second quarter of 2021. However, growth in the second quarter was not sufficient to recoup losses experienced in the first quarter, leaving real GDP 1.5 per cent lower than pre-pandemic levels. On July 16, 2021, the Bank of Japan announced that it would maintain its current monetary policy, leaving its policy rate targets and quantitative easing programs substantively unchanged.

Outlook

The July 2021 Consensus forecasts China real GDP to grow by 8.6 per cent in 2021 and by 5.6 per cent in 2022. Ongoing U.S.-China trade tensions and the potential for COVID-19 outbreaks until mass vaccination is complete, domestically and abroad, could soften China’s economic growth going forward. The Ministry’s prudent assumption is that China’s economy will expand by 8.2 per cent in 2021 and 5.2 per cent in 2022.

The July 2021 Consensus forecasts Japan real GDP to expand by 2.5 per cent in 2021 and by 3.0 per cent in 2022. In recognition of continuing foreign and domestic challenges to Japan’s economy, as well as risks associated with the virus, the Ministry assumes that Japan’s real GDP will rise by 2.1 per cent in 2021 and by 2.5 per cent in 2022.

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Europe

Pandemic containment measures have had severe implications for the euro zone economy. However, economic activity has strengthened in the region as vaccination rates increased and restrictions eased in some countries. Real GDP in the euro zone increased by an annualized 8.2 per cent in the second quarter of 2021, following an annualized 1.3 per cent decline in the first quarter.

The European Central Bank (ECB) enacted a new monetary policy strategy on July 8, 2021, through which it committed to setting a medium-term inflation target of 2.0 per cent while allowing inflation to run moderately above or below the target over the short-term. On July 22, 2021, the ECB maintained key interest rates at accommodative levels and left its emergency bond-buying program unchanged.

Outlook

The July 2021 Consensus forecasts the euro zone economy to grow by 4.6 per cent in 2021, before expanding by a further 4.4 per cent in 2022. There is still uncertainty going forward, including the spread of COVID-19 variants which could dampen the economic recovery, especially for tourist-dependent countries in southern Europe, and shifting trade conditions due to Brexit. The Ministry forecasts that the euro zone’s economy will advance by 4.2 per cent in 2021 and by 3.9 per cent in 2022.

Financial Markets

Interest Rates

The COVID-19 pandemic caused an unprecedented global economic contraction, prompting a broad array of extraordinary monetary and fiscal policy responses around the world.

On July 28, 2021, the U.S. Federal Reserve (Fed) left the target range for the federal funds rate unchanged at 0.00 to 0.25 per cent. The target range has been maintained at this level since March 2020, when the Fed cut its rate by 150 basis points. The Fed has also provided its forward guidance by reiterating its intention to keep interest rates at current levels until the economy has recovered, which includes labour market improvements and inflation that averages 2.0 per cent over time. The latter policy allows for inflation to run moderately above its long-standing target of 2.0 per cent for some time. Further, the Fed continues to make large-scale asset purchases (i.e. quantitative easing), as well as support financial market functioning and the flow of credit to households and businesses.

On July 14, 2021, the Bank of Canada maintained its target for the overnight interest rate at its stated effective lower bound of 0.25 per cent. In March 2020, the Bank responded to the COVID-19 pandemic by cutting its target rate by 150 basis points. It has also provided forward guidance, committing to maintain the current policy rate until its inflation target of 2.0 per cent is sustainably achieved and the recovery is well underway. The Bank expects this to happen in the second half of 2022. Over the past year, the Bank has gradually reduced the pace of its quantitative easing program from $5 billion per week at the outset of the pandemic to a $2 billion per week target in July 2021 in recognition of the strength of the Canadian economy’s recovery. In its July Monetary Policy Report, the Bank also noted that it expects the recovery to slow in the second quarter of 2021 as a result of the third wave of the pandemic, but highlighted decreasing cases, rising vaccinations and easing pandemic restrictions as reasons for a stronger second half of 2021. The benchmark conventional mortgage rate on a 5-year term mortgage held steady at 4.79 per cent in August 2021, unchanged since August 2020.

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Chart 2.14 Interest Rate Forecasts

Sources: Bank of Canada; U.S. Federal Reserve; and B.C. Ministry of Finance forecasts

Outlook

The U.S. Federal Reserve and the Bank of Canada have signaled their commitment to support their respective economies and provide liquidity to the financial system. Based on the average of six private sector forecasts as of July 9, 2021, the Ministry assumes the U.S. federal funds rate to average 0.25 per cent in 2021 and 0.28 per cent in 2022. By comparison, the Bank of Canada’s overnight target rate is expected to average 0.25 per cent in 2021 and 0.32 per cent in 2022.

The Canadian three-month treasury bill interest rate is expected to average 0.13 per cent in 2021 and 0.31 per cent in 2022, according to the same six private sector forecasters. Meanwhile, the 10-year Government of Canada bond rate is assumed to be 1.41 per cent in 2021 and 1.79 per cent in 2022.

Table 2.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2021	2022	2021	2022
BMO	0.12	0.15	1.41	1.78
CIBC	0.14	0.28	1.41	1.63
National Bank	0.13	0.34	1.41	1.90
RBC	0.14	0.40	1.42	1.88
Scotiabank	0.12	0.42	1.47	1.90
TD	0.12	0.28	1.34	1.64
Average (as of July 9, 2021)	0.13	0.31	1.41	1.79

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Exchange Rate

The value of the Canadian dollar has largely moved in step with oil prices during the pandemic. Following the onset of the pandemic, oil prices collapsed and the value of the Canadian dollar depreciated to a monthly low of 71.1 US cents in April 2020. Since then, the Canadian dollar has gradually appreciated and reached a six-year high in early June 2021, supported by recovering oil prices and a weakening U.S. dollar. The Canadian dollar averaged 80.1 US cents during the first seven months of 2021.

Chart 2.15 Private Sector Expectations for the Canadian Dollar

Sources: Bank of Canada and B.C. Ministry of Finance forecasts.

* Based on the average of private sector forecasts. Budget 2021 as of February 26, 2021 and the First Quarterly Report 2021 as of July 9, 2021.

Outlook

Based on the average of six private sector forecasts as of July 9, 2021, the Ministry assumes the Canadian dollar will average 81.1 US cents in 2021 and 81.4 US cents in 2022.

Table 2.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/$ Canadian)	2021	2022
BMO	81.5	84.3
CIBC	80.5	77.9
National Bank	81.3	82.1
RBC	80.3	79.0
Scotiabank	81.5	83.9
TD	81.3	81.3
Average (as of July 9, 2021)	81.1	81.4

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Table 2.6.1 Gross Domestic Product (GDP): British Columbia

			Forecast
	2019	2020[e]	2021	2022
Gross Domestic Product at Market Prices:
– Real (chained 2012 $ billions)	271.8	260.6	276.1	287.2
(% change)	2.7	-4.1	6.0	4.0
– Nominal (current prices, $ billions)	309.1	299.2	332.1	349.9
(% change)	4.4	-3.2	11.0	5.4
– GDP price deflator (2012 = 100)	113.7	114.8	120.3	121.8
(% change)	1.7	1.0	4.8	1.3
Real GDP per person (chained 2012 $)	53,387	50,619	53,157	54,556
(% change)	1.0	-5.2	5.0	2.6
Real GDP per employed person
(% change)	-0.3	2.6	-0.5	1.1
Unit labour cost[1] (% change)	2.9	3.6	2.5	1.1

Components of Real GDP at Market Prices (chained 2012 $ billions)
Household expenditure on
goods and services	175.7	165.7	172.6	181.1
(% change)	1.7	-5.7	4.2	4.9
– Goods	70.6	70.9	75.1	76.8
(% change)	-0.2	0.5	5.9	2.3
– Services	105.1	94.9	97.7	104.4
(% change)	3.0	-9.7	2.9	6.9
NPISH[2] expenditure on
goods and services	4.3	4.2	4.3	4.4
(% change)	4.2	-1.8	1.5	3.5
Government expenditure on
goods and services	47.8	51.5	51.5	51.8
(% change)	3.1	7.8	0.0	0.7
Investment in fixed capital	66.8	65.8	74.5	75.9
(% change)	8.0	-1.4	13.2	1.9
Final domestic demand	294.6	287.6	303.6	313.8
(% change)	3.4	-2.4	5.6	3.3

Exports of goods and services	104.2	94.7	98.6	104.2
(% change)	0.9	-9.1	4.1	5.7
Imports of goods and services	128.9	120.3	125.4	130.1
(% change)	2.7	-6.7	4.2	3.8
Inventory change	2.6	-0.5	0.5	0.3
Statistical discrepancy	0.2	0.2	0.2	0.2
Real GDP at market prices	271.8	260.6	276.1	287.2
(% change)	2.7	-4.1	6.0	4.0

[1]	Unit labour cost is the nominal cost of labour incurred to produce one unit of real output.

[2]	Non-profit institutions serving households.

[e]	B.C. Ministry of Finance estimate.

62 |	First Quarterly Report 2021/22

ECONOMIC REVIEW AND OUTLOOK

Table 2.6.2 Selected Nominal Income and Other Indicators: British Columbia

				Forecast
	2019	2020		2021	2022
Compensation of employees[1] ($ millions)	152,588	151,547		164,532	172,926
(% change)	5.6	-0.7		8.6	5.1
Household income ($ millions)	270,796	285,714	[e]	298,402	308,106
(% change)	6.5	5.5		4.4	3.3
Net operating surplus ($ millions)	31,882	29,308	[e]	33,680	34,857
(% change)	-7.0	-8.1		14.9	3.5
Retail sales ($ millions)	86,428	87,513		96,111	100,666
(% change)	0.6	1.3		9.8	4.7
Housing starts (units)	44,932	37,903		46,000	37,511
(% change)	10.0	-15.6		21.4	-18.5
Residential sales ($ millions)	54,173	73,471		101,922	87,873
(% change)	-3.0	35.6		38.7	-13.8
Residential sales (units)	77,349	94,006		114,999	97,041
(% change)	-1.5	21.5		22.3	-15.6
Residential Average Sale Price ($)	700,376	781,559		886,284	905,523
(% change)	-1.5	11.6		13.4	2.2
Consumer price index (2002 = 100)	131.4	132.4		135.6	138.7
(% change)	2.3	0.8		2.4	2.3

[1]	Domestic basis; wages, salaries and employers’ social contributions.

[e]	B.C. Ministry of Finance estimate.

Table 2.6.3 Labour Market Indicators: British Columbia

			Forecast
	2019	2020	2021	2022
Population (thousands at July 1)	5,091	5,148	5,194	5,264
(% change)	1.6	1.1	0.9	1.3
Net migration (thousands)
– International[1,4]	66.0	-0.6	50.9	55.1
– Interprovincial[4]	13.9	21.0	20.0	15.0
– Total	79.9	20.4	70.9	70.1
Labour force population[2] (thousands)	4,241	4,300	4,343	4,422
(% change)	1.9	1.4	1.0	1.8
Labour force (thousands)	2,798	2,735	2,845	2,901
(% change)	2.9	-2.2	4.0	2.0
Participation rate[3] (%)	66.0	63.6	65.5	65.6
Employment (thousands)	2,666	2,491	2,653	2,728
(% change)	3.0	-6.6	6.5	2.8
Unemployment rate (%)	4.7	‘8.9	6.7	6.0

[1]	International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

[2]	The civilian, non-institutionalized population 15 years of age and over.

[3]	Percentage of the labour force population in the labour force.
[4]	Components may not sum to total due to rounding.

First Quarterly Report 2021/22	| 63

ECONOMIC REVIEW AND OUTLOOK

Table 2.6.4 Major Economic Assumptions
				Forecast
	2019	2020		2021	2022
Real GDP
Canada (chained 2012 $ billions)	2,102	1,991		2,108	2,188
(% change)	1.9	-5.3		5.9	3.8
U.S. (chained 2012 US$ billions)	19,033	18,385		19,525	20,286
(% change)	2.3	-3.4		6.2	3.9
Japan (chained 2015 Yen trillions)	554	529		540	553
(% change)	0.0	-4.6		2.1	2.5
China (constant 2010 US$ billions)	11,522	11,793		12,760	13,423
(% change)	5.9	2.3		8.2	5.2
Euro zone[1] (chained 2015 Euro billions)	11,365	10,621		11,067	11,498
(% change)	1.4	-6.5		4.2	3.9
Industrial production index (% change)
U.S.	-0.8	-7.2		5.6	3.9
Japan	-2.6	-10.1		6.8	4.6
China	5.8	1.8		9.5	5.0
Euro zone[1]	-1.3	-8.6		7.5	3.4
Housing starts (thousands)
Canada	209	217		265	210
(% change)	-2.0	3.8		22.3	-20.8
U.S.	1,290	1,380		1,545	1,460
(% change)	3.2	6.9		12.0	-5.5
Japan	905	815		835	840
(% change)	-4.0	-9.9		2.4	0.6
Consumer price index
Canada (2002 = 100)	136.0	137.0		140.8	144.2
(% change)	1.9	0.7		2.8	2.4
Canadian interest rates (%)
3-month treasury bills	1.65	0.45		0.13	0.31
10-year government bonds	1.59	0.75		1.41	1.79
United States interest rates (%)
3-month treasury bills	2.10	0.37		0.05	0.15
10-year government bonds	2.14	0.89		1.55	2.01
Exchange rate (US cents / Canadian $)	75.4	74.6		81.1	81.4
British Columbia goods and services
Export price deflator (% change)	-2.8	-0.5	[e]	7.7	-0.5

Euro zone (19) is Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

[e]	B.C. Ministry of Finance estimate.

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